Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding American Depositary Shares

of

DOUBLEDOWN INTERACTIVE CO., LTD.

(other than American Depositary Shares owned by DoubleU Games Co., Ltd.)

at

US$16.25 Net Per ADS in Cash

by

DOUBLEU GAMES CO., LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 10, 2026 (THE “EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

DoubleU Games Co., Ltd., a company organized under the laws of the Republic of Korea (“DoubleU Games” or the “Purchaser”), is offering to purchase all outstanding American Depositary Shares (“ADSs”), each representing one-twentieth (1/20) of one common share, par value KRW 10,000 per share (each, a “Common Share”), of DoubleDown Interactive Co., Ltd., a Korean corporation (“DDI” or the “Company”), that are not owned by DoubleU Games, at a price of US$16.25 per ADS, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (together, as each may be amended or supplemented, the “Offer”). Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Transaction Agreement (as defined below), a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3 to which this Offer to Purchase is attached and which is incorporated herein by reference.

The Offer is being made in connection with the transactions contemplated by the Tender Offer and Post-Offer Cooperation Agreement, dated as of November 9, 2026 (the “Transaction Agreement”), between DoubleU Games and DDI. The Offer is not being made pursuant to, and does not contemplate, any merger of DoubleU Games and DDI.

The Board of Directors of DDI (the “DDI Board”) established a special committee composed solely of independent and disinterested directors, advised by its own independent legal counsel and its own independent financial advisor (the “Special Committee”), and granted it, to the fullest extent permitted by applicable law, the power and authority of the DDI Board to, among other things, review, investigate, consider, evaluate, discuss, negotiate, reject or recommend to the DDI Board the acceptance of the proposed transaction or any alternative transaction. At a meeting held on November 9, 2026, the Special Committee unanimously (i) determined that the Transaction Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Post-Offer Transaction (as defined below), are advisable, fair to, and in the best interests of, DDI and its shareholders, including the holders of ADSs and Common Shares other than DoubleU Games, its affiliates and the directors and officers of DoubleU Games and the Company (the “Unaffiliated Holders”), and that the Transactions are fair to DDI’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act; (ii) resolved to recommend that the DDI Board determine that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to, and in the best interests of, DDI and its shareholders, including the Unaffiliated Holders, and approve the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transactions; (iii) resolved to recommend that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer; and (iv) resolved to recommend that the DDI Board recommend that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer.

At a meeting held on November 9, 2026, by the affirmative vote of at least two-thirds of all directors in office in accordance with Article 398 of the Korean Commercial Act, acting on the recommendation of the Special Committee, considered the reasons and other considerations outlined by the Special Committee in support of its recommendation, as well as a number of potentially negative factors, and unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer, are advisable, fair to, and in the best interests of DDI and its shareholders, including the Unaffiliated Holders; (ii) approved the Transaction Agreement and the Transactions, including the Offer; and (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer. The reasons for such recommendation are described in DDI’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and is being furnished to holders of ADSs and mailed together with this Offer to Purchase.

THE MEMBERS OF THE DDI BOARD UNANIMOUSLY RECOMMEND THAT YOU ACCEPT THE OFFER AND TENDER ALL OF YOUR ADSs PURSUANT TO THE OFFER.

PRINCIPAL CONDITIONS.

The Offer is subject to customary conditions, including, among others, (i) the condition that, immediately following the acceptance for payment of the ADSs validly tendered and not validly withdrawn, DoubleU Games would own at least 95% of the total issued and outstanding Common Shares (the “Minimum Tender Condition”), which is determined objectively on the basis specified in the Transaction Agreement by reference to the certificate (the “Tender Agent Certificate”) of Citibank, N.A., as tender agent and paying agent for the Offer (the “Tender Agent”), and which DoubleU Games, after reasonably determining that the Minimum Tender Condition is not reasonably expected to be satisfied, consulting in good faith with the Special Committee and obtaining the prior written consent of the Company (given by the DDI Board following the recommendation of the Special Committee), which consent shall not be unreasonably withheld, conditioned or delayed, may reduce, but not waive, to a percentage not lower than 90%; (ii) the condition that more than 50% of the ADSs held by the Unaffiliated Holders be validly tendered and not validly withdrawn prior to the expiration of the Offer (the “Majority-of-the-Minority Condition”), which may not be waived by any party; (iii) the absence of any legal restraint enjoining the Offer or the Post-Offer Transaction (as defined below); (iv) the accuracy of the Company’s representations and warranties (subject to specified materiality standards) and the absence of an uncured material breach of the Transaction Agreement; (v) the absence of a Material Adverse Effect (as defined in the Transaction Agreement) on the Company; (vi) the Company Recommendation (as defined below) having been made and not withdrawn or adversely modified (which condition DoubleU Games may waive in its sole discretion); and (vii) the Transaction Agreement not having been terminated. The Offer is not subject to any financing condition. The basis on which tendered ADSs and outstanding Common Shares are counted in determining whether each condition is satisfied is set out in Section 13 (“Conditions of the Offer”) in this Offer to Purchase.

The Offer will expire at 5:00 p.m., New York City time, on December 10, 2026 (which is not fewer than 20 business days following the commencement of the Offer), unless the Offer is extended or earlier terminated in accordance with the Transaction Agreement. If the Minimum Tender Condition (as it may have been reduced to a percentage not below the Waiver Floor) is not satisfied, or DoubleU Games and its affiliates would own less than 90%, or the Majority-of-the-Minority Condition is not satisfied, or any other condition is not satisfied and not validly waived, DoubleU Games will accept no ADSs for payment, the Offer will terminate (unless extended to the extent required by applicable law or the Transaction Agreement), and all tendered ADSs will be returned to their holders. DoubleU Games may, after good faith consultation with the Special Committee and the DDI Board, but shall not be required to, extend the Offer for one or more additional periods, and DoubleU Games shall in any event extend the Offer as required by applicable law, the rules of the SEC or Nasdaq or to resolve comments issued by the SEC or its staff applicable to the Offer, the Schedule TO, the Schedule 13E-3, the Offer to Purchase, the related Letter of Transmittal and all amendments and supplements thereto, or the Schedule 14D-9; provided that no extension of the Offer shall extend past the earlier of (x) the termination of the Transaction Agreement in accordance with its terms and (y) 5:00 p.m. (New York City time) on March 10, 2027 (the “End Date”). Any reduction of the Minimum Tender Condition will be publicly announced and reflected in an Offer to Purchase supplement and amendments to the Schedule TO, and the Offer will be extended as required by applicable law (including so that at least five (5) U.S. business days remain before the Expiration Time, or ten (10) U.S. business days where Rule 14e-1(b) applies or where the change otherwise approaches the significance of the price or the percentage of securities sought).

Following the completion of the Offer, DoubleU Games has agreed to acquire, as promptly as practicable, all Common Shares (including Common Shares represented by ADSs) not acquired in the Offer through a second-step transaction under the Korean Commercial Act (the “Post-Offer Transaction”), as described in Section 12 (“Second-Step Transaction; Consideration”) of this Offer to Purchase. Following the completion of the Transactions, the Company will become a wholly owned subsidiary of DoubleU Games, and DoubleU Games intends to cause the ADSs to be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s reporting obligations under the Exchange Act to be terminated.

A summary of the principal terms of the Offer appears on pages [●] through [●] of this Offer to Purchase. This Offer to Purchase and the Letter of Transmittal contain important information, and holders should read both carefully and in their entirety before deciding whether to tender their ADSs pursuant to the Offer.

Forward-Looking Statements

This communication contains forward-looking statements, including statements regarding the tender offer, the second-step transaction, the expected timing of the Transactions, the anticipated delisting of the ADSs and the termination of DoubleDown’s reporting obligations. Forward-looking statements are based on current expectations and are subject to risks and uncertainties, including uncertainties as to the timing of the tender offer; how many ADS holders will tender their ADSs; the possibility that the minimum tender condition (which may be reduced by DoubleU Games, with the prior written consent of DoubleDown, such consent not to be unreasonably withheld, conditioned or delayed, to not lower than 90%, but not waived) or the non-waivable majority-of-the-minority condition will not be satisfied; the possibility that the second-step transaction will not be completed or will be delayed, including where approval of DoubleU Games’ shareholders is required; the effects of the Transactions on relationships with employees, players, platform providers and business partners; litigation relating to the Transactions; transaction costs; fluctuations in the Korean won to U.S. dollar exchange rate; the effect of the announcement on the trading price of the ADSs; and the other risks described in DoubleDown’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and its other filings with the SEC, and in DoubleU Games’ public disclosures in Korea. Actual results may differ materially. Neither DoubleU Games nor DoubleDown undertakes any obligation to update any forward-looking statement, except as required by law.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 10, 2026

IMPORTANT

If you desire to tender all or any portion of your ADSs to Purchaser pursuant to the Offer, you should, prior to the Expiration Time, (i) complete and execute the Letter of Transmittal that is enclosed with this Offer to Purchase in accordance with the instructions contained therein, and mail or deliver the Letter of Transmittal together with the American Depositary Receipts (“ADRs”) evidencing your ADSs and any other required documents, to Citibank, N.A., in its capacity as the Tender Agent for the Offer, (ii) tender your ADSs by book-entry transfer if you are a registered holder of uncertificated ADSs on the books of Citibank, N.A., as depositary for the ADSs (in such capacity, the “Depositary”) and (iii) if applicable, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee in order to tender your ADSs to Purchaser pursuant to the Offer. See the procedures described in Section 3—“Procedures for Tendering ADSs” for further information.

The Letter of Transmittal, ADRs evidencing your ADSs (if not held in book-entry form) and any other required documents must reach the Tender Agent before the Expiration Time (currently scheduled for 5:00 p.m., New York City time, on December 10, 2026, unless extended).

*****

Questions and requests for assistance regarding the Offer may be directed to Georgeson LLC, as information agent for the Offer (the “Information Agent”), at U.S. Toll Free: +1 888 745 7950 and Outside U.S. & Canada: +1 516 464 5409 Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ ALL APPLICABLE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

Georgeson LLC

51 West 52nd Street, 6th Floor

New York, New York 10019

Telephone: U.S. Toll Free: +1 888 745 7950

Outside U.S. & Canada: +1 516 464 5409

E-mail: doubledownoffer@georgeson.com

The Dealer Manager for the Offer is:

Roth Capital Partners, LLC

452 5th Ave

New York, NY 10018

Telephone: U.S. Toll Free: + 1 800 678 9147

E-mail: rothecm@roth.com

SUMMARY TERM SHEET

This Summary Term Sheet highlights selected information and is qualified by the more detailed information appearing elsewhere in this Offer to Purchase and in the Letter of Transmittal. The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and other related materials (the Offer to Purchase, the Letter of Transmittal and such other related materials, as each may be amended or supplemented from time to time). You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This Summary Term Sheet contains cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning DoubleDown Interactive Co., Ltd. (“DDI” or the “Company”) contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Purchaser (as defined below) by the Company or has been taken from or is based upon publicly available documents or records of the Company on file with the SEC or other public sources as of the date hereof.

Securities Sought	All outstanding American Depositary Shares (the “ADSs”) of the Company not owned by Purchaser (each ADS representing 1/20 of one Common Share). See the “Introduction” and Section 1 — “Terms of the Offer.”

Price Offered Per ADS	US$16.25 per ADS, net in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	Expiration of the Offer will occur at 5:00 p.m., New York City time, on December 10, 2026, unless the Offer is extended or earlier terminated in accordance with the Transaction Agreement. Acceptance and payment for the ADSs validly tendered and not withdrawn is expected to occur on or about December 10, 2026, unless the Offer is extended pursuant to the terms of the Transaction Agreement. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for ADSs.”

Purchaser	DoubleU Games Co., Ltd., a company organized under the laws of the Republic of Korea and listed on the KOSPI market of the Korea Exchange (“DoubleU Games” or the “Purchaser”), the Company’s controlling shareholder, which owns approximately 67.05% of the Company’s outstanding Common Shares.

Board Recommendation	The DDI Board, following the recommendation of the Special Committee and after consultation with its advisors and consideration of the fairness opinion of Kroll LLC, operating through its Duff & Phelps Opinions Practice (“Kroll”), unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer, are advisable, fair to, and in the best interests of DDI and its shareholders, including the Unaffiliated Holders; (ii) approved the Transaction Agreement and the Transactions, including the Offer, in accordance with Article 398 of the Korean Commercial Act; and (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer.

The following are some questions that you, as a holder of ADSs, may have in connection with the Offer and answers to those questions.

Q: Who is offering to buy my securities?

A: DoubleU Games Co., Ltd., a company organized under the laws of the Republic of Korea (KRX: 192080) and listed on the KOSPI market of the Korea Exchange, DDI’s controlling shareholder, which owns approximately 67.05% of DDI’s outstanding Common Shares. The Offer is made directly by DoubleU Games; no acquisition subsidiary or special-purpose vehicle is being used. See the “Introduction” and Section 10 — “Certain Information Concerning DoubleU Games.”

Q: What securities are being sought, and how much is offered?

A: All outstanding ADSs of DDI not owned by DoubleU Games (each ADS representing 1/20 of one Common Share), at US$16.25 per ADS, net in cash, without interest and less any applicable withholding taxes. See the “Introduction” and Section 1 — “Terms of the Offer.”

Q: What are the conditions to the Offer?

A: The Offer is subject to customary conditions, including, among others, (i) the condition that, immediately following the acceptance for payment of the ADSs validly tendered and not validly withdrawn, DoubleU Games would own at least 95% of the total issued and outstanding Common Shares (the “Minimum Tender Condition”), which is determined objectively on the basis specified in the Transaction Agreement by reference to the certificate (the “Tender Agent Certificate”) of Citibank, N.A., as tender agent and paying agent for the Offer (the “Tender Agent”), and which DoubleU Games, after reasonably determining that the Minimum Tender Condition is not reasonably expected to be satisfied, consulting in good faith with the Special Committee and obtaining the prior written consent of the Company (given by the Board following the recommendation of the Special Committee), which consent shall not be unreasonably withheld, conditioned or delayed, may reduce, but not waive, to a percentage not lower than 90%; and (ii) the condition that more than 50% of the ADSs held by the Unaffiliated Holders be validly tendered and not validly withdrawn prior to the expiration of the Offer (the “Majority-of-the-Minority Condition”), which may not be waived by any party. The Offer is NOT subject to any financing condition. See Section 13 — “Conditions of the Offer.”

Q: May DoubleU Games waive or reduce the Minimum Tender Condition?

A: DoubleU Games may reduce, but may not waive, the Minimum Tender Condition, and only within limits. If DoubleU Games reasonably determines that the Minimum Tender Condition (95%) is not reasonably expected to be satisfied as of the then-scheduled Expiration Time, DoubleU Games may, after consulting in good faith with the Special Committee and obtaining the prior written consent of the Company (given by the Board following the recommendation of the Special Committee), which consent shall not be unreasonably withheld, conditioned or delayed, reduce it to a percentage not lower than 90% (the “Waiver Floor”). DoubleU Games has no obligation to reduce the Minimum Tender Condition. Any reduction will be publicly announced, reflected in amendments to the Schedule TO and Schedule 13E-3 and an Offer to Purchase supplement, and accompanied by an extension of the Offer for the period required by applicable law and SEC staff guidance (which, as a general matter, the SEC staff has indicated is at least five U.S. business days after the reduction is first disclosed). See Section 13 — “Conditions of the Offer.”

Q: Is whether the Minimum Tender Condition is met a matter of DoubleU Games’ discretion?

A: No. Whether the Minimum Tender Condition is satisfied is determined objectively on the basis specified in the Transaction Agreement by reference to the Tender Agent Certificate, and not by any subjective determination of DoubleU Games. DoubleU Games’ only discretion is whether, prior to the then-scheduled Expiration Time, after reasonably determining that the Minimum Tender Condition is not expected to be satisfied, consulting in good faith with the Special Committee and obtaining the prior written consent of DDI (given by the DDI Board following the recommendation of the Special Committee), which consent shall not be unreasonably withheld, conditioned or delayed, to reduce the condition to a percentage not below the 90% Waiver Floor . See Section 13 — “Conditions of the Offer.”

Q: What happens if less than 90% is tendered?

A: DoubleU Games may not reduce the Minimum Tender Condition below the 90% Waiver Floor. If, as of the final Expiration Time, DoubleU Games and its affiliates would own less than 90% of the Common Shares, DoubleU Games will terminate the Offer, no ADSs will be accepted for payment, and all tendered ADSs will be returned promptly, without any consideration or expense being charged to the tendering holders. The Majority-of-the-Minority Condition is not waivable in any case. See Section 13 — “Conditions of the Offer.”

Q: What happens to ADSs I do not tender?

A: If the Offer is completed, DoubleU Games will acquire the remaining Common Shares, at an amount per ADS equal to the Final Offer Price or such higher amount as may be required by applicable law or finally determined by a court, through a second-step transaction under the Korean Commercial Act (the “KCA”): (i) at or above the Small-Scale Threshold (currently estimated at approximately 97%), a small-scale share exchange (Article 360-10) on the DoubleU Games side plus a simplified share exchange (Article 360-9) on the DDI side; (ii) at 95% up to the Small-Scale Threshold, a controlling-shareholder statutory purchase under Article 360-24; or (iii) if the Minimum Tender Condition is reduced (to not below the 90% Waiver Floor) and DoubleU Games holds 90% to less than 95%, a simplified share exchange (Article 360-9, DDI side) plus a general comprehensive share exchange (Articles 360-2 and 360-3, DoubleU Games side, requiring a DoubleU Games shareholders’ meeting and giving rise to DoubleU Games appraisal rights). In the case of clause (iii), the second-step transaction cannot be completed unless DoubleU Games’ shareholders approve it by special resolution, and there can be no assurance that such approval will be obtained or as to when the second-step transaction will be completed. No merger is contemplated. See Section 12 — “Second-Step Transaction; Consideration.”

Q: Do I have appraisal / dissenters’ rights?

A: ADS holders do not have appraisal rights in the Offer itself. In a second-step share exchange, holders of Common Shares may exercise share-purchase (appraisal) rights under KCA Articles 360-5 and 374-2. If DoubleU Games, together with its subsidiaries, holds 95% or more of DDI’s total issued shares, minority holders may also demand that DoubleU Games purchase their Common Shares under KCA Article 360-25. To exercise such rights, an ADS holder must, sufficiently in advance, cancel its ADSs, withdraw the underlying Common Shares and become a registered shareholder of DDI as of the applicable record date. Citibank, N.A., as depositary, will not exercise such rights on behalf of ADS holders. See Section 15 — “Appraisal / Dissenters’ Rights” and Schedule II — “Appraisal / Dissenters’ Rights Under the Korean Commercial Act.”

Q: May I tender Common Shares instead of ADSs?

A: No. The Offer is an offer to purchase ADSs only, and no facility has been established for the tender of Common Shares. If you cancel your ADSs and withdraw the underlying Common Shares — for example, in order to be in a position to exercise share-purchase (appraisal) rights at the second-step transaction — you will not be able to tender in the Offer. DoubleU Games intends to acquire all and any Common Shares that remain outstanding in the second-step transaction, if it is completed, for the same consideration. See Section 3 — “Procedures for Tendering ADSs,” Section 12 — “Second-Step Transaction; Consideration” and Schedule II — “Appraisal / Dissenters’ Rights Under the Korean Commercial Act.”

Q: How long do I have, and how do I tender?

A: At least 20 U.S. business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act); the Offer expires at 5:00 p.m. New York City Time, on December 10, 2026 (the “Expiration Time”). Follow the procedures in Section 3 — “Procedures for Tendering ADSs” and the Letter of Transmittal. See Sections 1–3.

Q: How will I be notified if the Offer is extended?

A: DoubleU Games may, after consultation in good faith with the Special Committee and the DDI Board, extend the Offer (and, in certain cases, it must do so), and will announce any extension by press release no later than 9:00 a.m., New York City time, on the next U.S. business day after the previously scheduled Expiration Time. See Section 1 — “Terms of the Offer.”

Q: Until when may I withdraw?

A: You may withdraw your previously tendered ADSs at any time before the Expiration Time and, if not yet accepted for payment, at any time after January 9, 2027 (Section 14(d)(5) of the Exchange Act and Rule 14d-7). See Section 4 — “Withdrawal Rights.”

Q: What does the DDI Board think of the Offer?

A: The DDI Board, following the recommendation of the Special Committee and after consultation with its advisors and consideration of the fairness opinion of Kroll, unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer, are advisable, fair to, and in the best interests of DDI and its shareholders, including the Unaffiliated Holders; (ii) approved the Transaction Agreement and the Transactions, including the Offer, in accordance with Article 398 of the Korean Commercial Act; and (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer. See the Schedule 14D-9.

Q: Will you have the financial resources to make payment under the Offer?

A: The Offer is not conditioned on financing. DoubleU Games estimates that approximately US$265.4 million, plus fees and expenses, will be required to purchase all ADSs sought and to fund the second-step transaction. DoubleU Games intends to fund its purchase of the ADSs and Common Shares using (i) cash, cash equivalents and short-term financial instruments held by DoubleU Games of approximately KRW 100 billion (approximately US$74.5 million at an assumed exchange rate of KRW 1,342 = US$1.00 as of November 10, 2026) and (ii) borrowings of up to KRW 300,000,000,000 (equivalent to approximately US$223.5 million at that assumed rate) under the bridge loan facility further described in Section 11 — “Source and Amount of Funds.”. The facility is not required to be drawn in full, and DoubleU Games expects to draw under it only the amount required after application of the amounts described in clause (i). See Section 11 — “Source and Amount of Funds.”

Q: If the Offer is completed, will DDI continue as a publicly traded company?

A: If the Offer and the second-step transaction are completed, DDI will become a wholly-owned subsidiary of DoubleU Games and will cease to be a publicly traded company, and DoubleU Games intends to cause the ADSs to be delisted from the Nasdaq Global Select Market and DDI to seek to terminate the registration of its securities under the Exchange Act, to the extent then permitted. Under the Transaction Agreement, prior to completion of the second-step transaction, DoubleU Games may not cause, request, propose or vote in favor of the delisting or deregistration of the ADSs without the prior written consent of DDI, acting through the DDI Board (following the recommendation of, or consultation with, the Special Committee). See Section 8 — “Effect of the Offer on the Market for the ADSs; Nasdaq Delisting; Registration and Reporting under the Exchange Act; Margin Regulations.”

Q: What are the material U.S. federal income tax consequences to U.S. Holders of tendering ADSs?

A: The exchange of ADSs for cash consideration pursuant to the Offer or the second-step transaction will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion under Section 5 — “Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations,” a U.S. Holder (defined below) who so exchanges ADSs for cash generally will recognize gain or loss in an amount equal to the difference between (i) the amount realized and (ii) such U.S. Holder’s adjusted tax basis in the ADSs exchanged therefor. We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash in exchange for ADSs pursuant to the Offer or the second-step transaction. See Section 5 — “Material U.S. Federal Income Tax Considerations for U.S. Holders” for a more detailed discussion of the U.S. federal income tax consequences of the Offer and the second-step transaction to U.S. Holders.

Q: What are the Korean tax consequences?

A: Korean income tax generally is not withheld on a sale of ADSs by a holder outside Korea that is a non-resident of Korea, subject to the exception described in Section 6 for ADSs acquired by depositing Common Shares. Consult your own tax advisor. See Section 6 — “Material Korean Tax Considerations.”

Q: Whom do I call with questions?

A: Georgeson LLC, which is acting as the Information Agent, at U.S. Toll Free: +1 888 745 7950 and Outside U.S. & Canada: +1 516 464 5409.

INTRODUCTION

DoubleU Games Co., Ltd., a company organized under the laws of the Republic of Korea (“DoubleU Games” or the “Purchaser”), hereby offers to purchase all outstanding American Depositary Shares (“ADSs”), each representing one-twentieth (1/20) of one common share, par value KRW 10,000 per share (each, a “Common Share”), of DoubleDown Interactive Co., Ltd., a Korean corporation (“DDI” or the “Company”), that are not owned by DoubleU Games, at a price of US$16.25 per ADS, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (together, as each may be amended or supplemented, the “Offer”). Tendering holders whose ADSs are accepted for payment will receive the Offer Price and will not be obligated to pay brokerage fees or commissions or, subject to the Letter of Transmittal, transfer taxes on the purchase of ADSs by DoubleU Games. DoubleU Games will bear the ADS cancellation fee of the depositary, which will not be deducted from the Offer Price; any applicable withholding taxes will be deducted.Capitalized terms used but not otherwise defined herein have the meanings given to such terms in the Transaction Agreement (as defined below), a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3 to which this Offer to Purchase is attached and which is incorporated herein by reference.

The Offer is being made in connection with the transactions contemplated by the Tender Offer and Post-Offer Cooperation Agreement, dated as of November 9, 2026 (the “Transaction Agreement”), between DoubleU Games and DDI. The Offer is not being made pursuant to, and does not contemplate, any merger of DoubleU Games and DDI.

As of the date of this Offer to Purchase, DoubleU Games owns 1,661,191 Common Shares, representing approximately 67.05% of the 2,477,672 Common Shares outstanding. The ADSs not owned by DoubleU Games and its affiliates represent approximately 32.95% of the outstanding Common Shares (on an ADS-equivalent basis).

This Offer to Purchase is a “going-private” transaction subject to Rule 13e-3 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). DoubleU Games and DDI (the latter as a filing person for purposes of Rule 13e-3 only) have filed with the U.S. Securities and Exchange Commission (the “SEC”) a combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3. See “Special Factors.”

SPECIAL FACTORS

1. Background of the Offer; Past Contacts; the Transaction Agreement and Related Agreements.

The following chronology describes the material events leading to the Offer. The same chronology is set forth under “Special Factors — Background of the Offer” in the combined Schedule TO / Schedule 13E-3 and in Item 4(b) of DDI’s Solicitation/Recommendation Statement on Schedule 14D-9.

Background of the Offer.

Except as described in this Statement, during the two years before the date of this Statement, there were no negotiations or material contacts concerning a tender offer, merger, acquisition or other similar transaction involving the Company.

On April 27, 2026 (U.S. time), DoubleU Games delivered to the Board a preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Common Shares and ADSs not already owned by DoubleU Games in a going-private transaction for cash consideration of US$11.25 per ADS. In the Proposal, DoubleU Games stated that it was only interested in acquiring the publicly held securities of the Company and that it did not intend to sell its stake in the Company to a third party. DoubleU Games also filed a regulatory disclosure with the Korea Exchange in connection with the proposed transaction. On April 28, 2026, DoubleU Games filed Amendment No. 1 to its statement on Schedule 13D with the SEC disclosing the Proposal and filing the Proposal and the regulatory disclosure as exhibits.

On April 29, 2026 (U.S. time), the Board held a meeting to consider the Proposal. At the invitation of the Board, representatives of Greenberg Traurig, LLP (“Greenberg Traurig”), legal counsel to the Company, attended the meeting. Following deliberation, the Board approved the formation of the Special Committee, consisting solely of independent and disinterested directors of the Company, to evaluate the Proposal. The resolutions establishing the Special Committee granted the Special Committee the full authority of the Board with respect to matters relating to the Proposal or any alternative transaction thereto. The resolutions further empowered the Special Committee to review, investigate, consider, evaluate, discuss and negotiate the Proposal, including the authority to determine not to recommend it and to reject it, and to retain, at the Company’s expense, its own independent legal and financial advisors. The initial members of the Special Committee were Whanlim Kim and Il Jin Park.

On April 30, 2026 (U.S. time), DoubleU Games filed Amendment No. 2 to its statement on Schedule 13D, revising the description of the Proposal to reflect that the proposed transaction would be effected through a comprehensive share exchange under Korean law and would be subject to the affirmative vote of holders of at least 95% (rather than 80%) of the Company’s outstanding Common Shares, consistent with the communication previously made to the Board.

Following the public disclosure of the Proposal on April 28, 2026, the Special Committee received unsolicited emails from several holders of ADSs regarding the Proposal, generally expressing the view that the price of US$11.25 per ADS proposed in the Proposal was inadequate.

On May 11, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray LLP (“Ropes & Gray”) and by Sung Uk Park, an independent director of the Company, as an observer, at which the Special Committee determined to retain Ropes & Gray as its independent U.S. legal counsel. Among other matters discussed with representatives of Ropes & Gray, the Special Committee reviewed Mr. Park’s relationships with DoubleU Games and the Company, and determined to request that the Board appoint Mr. Park as an additional member of the Special Committee.

Between May 13 and May 19, 2026, members of the Special Committee requested proposals from seven financial advisory firms, including Kroll, LLC, operating through its Duff & Phelps Opinions Practice (“Kroll”), to render a fairness opinion to the Special Committee in connection with the Proposal, including with respect to timing, fees, fairness opinion methodologies, relevant track record, and any material relationships between each advisor and its affiliates, on the one hand, and the Company, DoubleU Games, or their respective affiliates, on the other hand, during the past two years.

On May 22, 2026 (Seoul time), the Board appointed Sung Uk Park as a member of the Special Committee, and Mr. Park thereafter served as Chair of the Special Committee.

On May 26, 2026 (Seoul time), the Special Committee held a meeting to consider the retention of a financial advisor to render a fairness opinion to the Special Committee in connection with the Proposal. The Special Committee discussed the qualifications, expertise, capabilities and fee structures of each of the candidates that had submitted proposals. Following such discussion, the Special Committee determined that Kroll was its preferred candidate to render a fairness opinion to the Special Committee, subject to the Special Committee’s review of Kroll’s statement of independence and approval of the final terms of Kroll’s engagement.

On May 27, 2026 (Seoul time), representatives of the financial advisor (“Party A’s financial advisor”) to a third party (“Party A”) contacted Mr. Sigrist to indicate Party A’s interest in a potential acquisition of the Company, without disclosing Party A’s identity, and requested the contact information of the Special Committee. After discussing with Greenberg Traurig, Mr. Sigrist informed Ropes & Gray that Party A’s financial advisor wished to connect with the Special Committee.

Later that day, Party A’s financial advisor informed Ropes & Gray that Party A was prepared to discuss its interest, and proposed an initial call between Party A’s financial advisor and Ropes & Gray.

On June 2, 2026 (Seoul time), in response to the unsolicited emails received from several minority holders of ADSs between May 4, 2026 and May 8, 2026, the Special Committee sent email outreach to five of such holders of ADSs and, on June 9, 2026, held a teleconference with one such holder, who expressed the view that the price proposed in the Proposal was low.

On June 4, 2026 (U.S. time), representatives of Ropes & Gray spoke with representatives of Party A’s financial advisor regarding Party A’s interest in a potential acquisition of the Company. Party A’s financial advisor indicated that Party A was a publicly traded U.S. strategic company with a global business that was familiar with the Company and its industry, and that Party A was confident that it could deliver an all-cash proposal meaningfully above the price of US$11.25 per ADS proposed in the Proposal.

On June 10, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray. Among other matters, the Special Committee discussed the unsolicited inbound inquiry it had received regarding Party A’s interest in potentially acquiring the Company. The Special Committee determined to request that Party A deliver a written proposal on the basis of the Company’s publicly available information. The Special Committee also discussed whether to retain a financial advisor to provide investment banking services, in addition to a fairness opinion, and agreed to review potential candidates.

Following the June 10 meeting, the Special Committee issued requests for proposals to seven.

On June 16, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray, to discuss the status of the engagement of a financial advisor for investment banking services. The Special Committee reported that it had contacted seven potential financial advisors for investment banking services, including Kroll Securities, LLC (“Kroll Securities”), an affiliate of Kroll, and that proposals had been received from three financial advisory firms, including Kroll Securities. The Special Committee noted that it would review and discuss the proposals received and continue to consider candidates to serve as its financial advisor to provide investment banking services.

On June 23, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray, at which the Special Committee reviewed Kroll’s statement of independence, delivered on June 2, 2026, and the final terms of Kroll’s engagement, including a fixed fee of US$723,000, plus reimbursement of expenses of up to US$80,000, no portion of which was contingent on the consummation of a transaction, together with the terms of retention and indemnification provisions. In its statement of independence, Kroll disclosed that its valuation services business unit had previously performed certain valuation services for the Company from 2018 through 2023, and that its transaction advisory services business unit had performed certain financial due diligence services for the Company in 2020, and confirmed that, in light of the immaterial size of such engagements, the passage of time, the nature of such services and the information barriers between such business units and its opinions practice, such prior services did not impair its independence. Kroll further confirmed that it had not received compensation from the Company or its affiliates during the preceding two years and that it had no material relationship with DoubleU Games. Following such review and discussions with representatives of Ropes & Gray, the Special Committee unanimously determined that it viewed Kroll as independent for purposes of the proposed engagement, and unanimously approved the final terms of Kroll’s engagement and selected Kroll to render a fairness opinion to the Special Committee. The Special Committee, the Company and Kroll entered into an engagement letter dated June 23, 2026 (the “Kroll Engagement Letter”).

On June 25, 2026 (U.S. time), Party A’s financial advisor submitted to the Board and the Special Committee, on behalf of Party A, a written, indicative non-binding proposal to acquire 100% of the Company, including all outstanding Common Shares and ADSs, in an all-cash transaction at a price of US$15.00 per ADS, implying an aggregate equity value of approximately US$744 million (the “Party A Proposal”). The Party A Proposal stated that the proposed price represented a premium of approximately 36% to the closing price of the ADSs on June 24, 2026 and approximately 33% to the price proposed in the Proposal, stated that the proposed transaction would not be subject to a financing condition, and requested a substantive response by July 3, 2026.

On June 30, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll, at which the participants discussed Kroll’s valuation process, the engagement letter for Kroll Securities to provide investment banking services to the Special Committee, and the Party A Proposal. Representatives of Kroll provided an update that Kroll was awaiting financial projections from Company management, and that it expected its valuation process to be finalized by late July.

On July 1, 2026 (Seoul time), representatives of Ropes & Gray, on behalf of the Special Committee, requested from Party A’s financial advisor additional detail regarding how Party A intended to finance the proposed acquisition, noting Party A’s limited cash position of approximately US$41 million. Party A’s financial advisor responded that the cash required to close the proposed transaction would be approximately US$245 million after taking into account the Company’s net cash, and that Party A would obtain fully committed debt financing with no financing contingency.

On July 2, 2026 (U.S. time), Party A’s financial advisor delivered, on behalf of Party A, a “highly confident” letter regarding Party A’s sources of funds and financing capabilities (the “Highly Confident Letter”), which indicated that Party A would raise up to US$250 million of incremental debt and refinance its existing indebtedness, resulting in a total debt raise of approximately US$600.

On July 3, 2026 (Seoul time), the Special Committee held a meeting to consider the retention of an independent financial advisor to provide investment banking services, including potentially conducting a market check or soliciting indications of interest from third parties, if appropriate. The Special Committee noted that it had issued formal requests for proposals to seven financial advisory firms and, following initial discussions, that proposals had been received from three financial advisory firms, including Kroll Securities. Following discussion of each candidate’s experience advising special committees in controlling shareholder and going-private transactions, cross-border and sector experience, independence and proposed engagement terms, the Special Committee determined that Kroll Securities was best suited to serve as its financial advisor to provide investment banking services, citing Kroll Securities’ relevant transaction experience, Kroll’s prior valuation experience with the Company and the efficiencies of its affiliate’s concurrent fairness opinion engagement, and the greater cost-efficiency of its proposal. The Special Committee reviewed Kroll Securities’ statement of independence, dated June 26, 2026, and determined, after consultation with Ropes & Gray, that it viewed Kroll Securities as independent for purposes of the proposed engagement, and unanimously approved the final terms of Kroll Securities’ engagement and selected Kroll Securities to provide investment banking services to the Special Committee.

On July 7, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Kroll provided an update that they were preparing its financial analysis of the Company and that Kroll was reviewing the Company’s projections. The Special Committee, Ropes & Gray and Kroll Securities then discussed the Party A Proposal and the Highly Confident Letter. The Special Committee noted certain concerns regarding Party A’s proposed financing, and the participants discussed legal, financial and commercial matters relating to the Party A Proposal, including restrictions under Korean law on the use of a target company’s assets to finance its acquisition, applicable shareholder voting requirements and the proposed transaction structure. The Special Committee instructed representatives of Kroll Securities to communicate with Party A’s financial advisor to understand how Party A intended to address these considerations.

On July 10, 2026, Kroll Securities, on behalf of and as instructed by the Special Committee, sent a letter to Party A’s financial advisor requesting details regarding Party A’s proposed financing and copies of any financing commitment letters, in order to assess the certainty of the proposed financing and its feasibility under Korean law.

On July 14, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Kroll provided an update that Kroll had received Company management’s projections for fiscal years 2026 through 2030 (the “July Projections”), which Kroll had shared with the members of the Special Committee, and had commenced discussions and question-and-answer sessions with management regarding the July Projections, which continued through July 22, 2026. The Special Committee indicated that it would review the July Projections in detail and share its questions with Kroll. Representatives of Kroll Securities also provided an update that Kroll Securities, at the Special Committee’s direction, had requested additional information from Party A’s financial advisor regarding how Party A intended to address the concerns raised by the Special Committee.

On July 15, 2026 (Seoul time), representatives of Kroll Securities held a call with representatives of Party A’s financial advisor, during which Party A’s financial advisor sought to better understand Kroll Securities’ prior correspondence regarding restrictions under Korean law on the use of the Company’s assets to finance its acquisition. Representatives of Party A’s financial advisor indicated that Party A had not yet determined how it would structure financing to comply with such limitations and would likely retain Korean counsel.

On July 21, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, at which representatives of Kroll Securities provided an update on the July 15 call with Party A’s financial advisor, and representatives of Kroll provided an update on Kroll’s work with Company management to respond to the Special Committee’s questions regarding the projections.

On July 27, 2026 (Seoul time), Kroll delivered to the Special Committee its responses to the Special Committee’s questions regarding the July Projections. On July 28, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll, and discussed such responses. Representatives of Ropes & Gray noted that the July Projections reflected declines in the Company’s revenue in 2027 and 2028, whereas market consensus estimates reflected flat to modestly positive revenue growth in those years, and that the Company’s projected declines were steeper than the projected revenue trends of the Company’s peers in the social casino business, some of which were projected to grow. Representatives of Kroll acknowledged these differences, noted that Kroll had discussed them extensively with management to understand the basis for management’s assumptions, observed that direct comparisons to competitors’ projections were inherently limited, and stated that Kroll’s analysis would be based on the projections provided by management, which would be supported by a management representation letter. Representatives of Kroll Securities also provided an update at the meeting that Party A’s financial advisor had not yet responded to Kroll Securities’ inquiries.

On July 29, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray. Representatives of Ropes & Gray advised the Special Committee to continue to question any assumptions underlying the July Projections that it did not understand or find reasonable, to direct Kroll to perform further analysis as needed, and to engage directly with Company management regarding the key assumptions underlying the July Projections. Kroll also held multiple calls with management regarding such assumptions.

On July 30, 2026, the Special Committee sent Company management follow-up questions regarding the July Projections, addressing, among other things, service fee assumptions, the relationship between projected marketing investment and the projected decline in revenue in 2028, the documentation supporting the July Projections, the divergence between the July Projections and both market consensus estimates and the projections of the Company’s peers, intercompany transactions with DoubleU Games, alternative scenario planning, the assumed stabilization of the business after 2030, the historical accuracy of management’s forecasts and management’s responsibility for the July Projections. On the same day, the Special Committee sent Kroll follow-up questions regarding a sensitivity analysis and certain inputs in Kroll’s discounted cash flow model, including the terminal growth rate, and an analysis of the comparability of the Company’s intercompany transactions.

On August 1, 2026 (U.S. time), Party A’s financial advisor informed Kroll Securities by email that it was working on a deliverable to provide clarity on the financing structure for the Party A Proposal, which it expected to deliver within one to two weeks.

On August 4, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, at which representatives of Kroll Securities provided an update on the email from Party A’s financial advisor and representatives of Kroll noted that Kroll was constructing its valuation model. On the same day, Company management responded to the Special Committee’s questions following further discussion with Kroll.

On August 5, 2026 (Seoul time), the Special Committee asked Kroll to reconcile the July Projections with third-party industry data indicating that the Company’s revenue had recently grown and that the social casino industry was projected to decline at a slower rate than reflected in the July Projections, and requested the expected timing for delivery of an illustrative sensitivity analysis and Kroll’s finalized discounted cash flow model. On August 6, 2026 (Seoul time), the Special Committee requested further support from Company management for certain assumptions underlying the July Projections, including assumptions regarding direct-to-consumer penetration among the Company’s VIP players, the migration of players from a third-party platform, server costs, platform fees, marketing investment and the terminal growth rate. On the same day, Company management provided the Special Committee with a comparison of the Company’s budgeted and actual results for fiscal years 2023 through 2025, which reflected consolidated revenue below budget by 4.4%, 5.5% and 5.2%, respectively, and operating income below budget by 13.2%, 13.3% and 13.6%, respectively. On management responded to the Special Committee’s additional questions, explaining, among other things, the basis for its assumption that 50% of players would be retained following migration from such third-party platform and the limited effect of a reduction in certain platform fees, providing a counterfactual analysis of marketing investment and stating that the 0.0% terminal growth rate reflected the stabilization of the business following the run-off of legacy player cohorts rather than the cessation of player churn.

On August 11, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, at which representatives of Kroll provided an update that they had further discussions with management and that Kroll expected to share, at the request of the Special Committee to assist with its price discussions with DoubleU Games and Party A, a preliminary indicative valuation on a non-reliance basis following an internal review scheduled for August 14, 2026, and representatives of Kroll Securities provided an update that Kroll Securities had not received any further communication from Party A’s financial advisor.

On August 17, 2026, Four Tree Island Advisory issued a press release containing a letter addressed to the Special Committee. In the letter, Four Tree Island Advisory reiterated its view, first expressed in a press release issued on May 4, 2026, that the US$11.25 per ADS price proposed in the Proposal materially undervalued the Company, and stated its belief that the Company was worth at least US$26.40 per ADS in a transaction. Four Tree Island Advisory asserted that the Company had reported strong operating and financial performance in the two quarters since the Proposal, citing, among other things, growth in trailing-twelve-month revenue and adjusted EBITDA, an increase in cash per ADS from US$9.89 at year-end 2025 to approximately US$11.18, and the growth of the Company’s direct-to-consumer business, and compared the Company favorably to Playtika Holding Corp., which it viewed as the Company’s most relevant publicly traded comparable. Four Tree Island Advisory urged the Special Committee to demand fair value for minority holders and stated that any revised proposal must reflect the Company’s improved earnings power, cash generation and strategic value.

On August 18, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, to discuss the analytical framework Kroll would likely use to complete its fairness analysis. Representatives of Kroll orally provided, as requested by the Special Committee on August 11, 2026, a preliminary indicative valuation on a non-reliance basis of US$25.00 per ADS (based on its discounted cash flow analysis and applying market consensus estimates) and US$15.00 per ADS (based on its discounted cash flow analysis and applying the same discount rate to the July Projections). Representatives of Kroll provided an update on key issues that they had identified in order to prepare the valuation analysis, including with respect to the market consensus estimates, market comparables and the need to refine the July Projections and the underlying assumptions. Representatives of Kroll also orally indicated that applying trading multiples of comparable companies yielded a preliminary indicative valuation of US$20.00 per ADS. The Special Committee noted that it had held a separate discussion with Company management regarding the assumptions underlying the July Projections and had not accepted certain of those assumptions, including assumptions relating to the migration of the Company’s user base and the degree and rate of an anticipated 60% decline in the net revenue of DoubleDown Interactive LLC, the Company’s primary revenue-generating subsidiary, which the Special Committee viewed as conservative.

On August 24, 2026 (Seoul time), Company management delivered to Kroll a revised set of projections for fiscal years 2026 through 2030 (the “Management Projections”), which, according to Company management, constituted the Company’s official business plan, as formally reported to the Board, and which were shared with the Special Committee.

On August 25, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, at which representatives of Kroll provided an update that Kroll had received the Management Projections and was preparing a comparison of the July Projections and the Management Projections, following additional discussions with management. The Special Committee asked Company management whether management intended to provide any additional projections, and Company management.

On August 26, 2026 (Seoul time), the Special Committee requested that Kroll provide a summary of historical premiums paid in going-private transactions involving relevant social casino, gaming and digital entertainment companies, together with certain discounted cash flow valuation metrics for the Company, analyst consensus estimates and trading multiples of selected comparable public companies.

On August 28, 2026 (Seoul time), the Special Committee approved the use of the Management Projections by Kroll in performing its financial analyses, including its discounted cash flow analysis.

On September 1, 2026 (Seoul time), Kroll presented to the Special Committee (i) premiums paid in representative going-private transactions involving U.S.-listed social casino, gaming and related digital entertainment companies from 2021 to the present, (ii) trading and valuation multiples for selected public companies as of August 30, 2026, and (iii) a comparison of the July Projections and the Management Projections

for 2026 through 2030. Also on September 1, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll. Representatives of Kroll noted that, following the Special Committee’s approval received on August 28, 2026, Kroll had engaged in discussions with the Company on the Management Projections and would conduct its financial analysis using the Management Projections as its base case, subject to review by Kroll’s internal review committee.

On September 8, 2026, Stonehill Capital Management LLC, which stated that it beneficially owned 1,000,477 ADSs, sent a letter to the Special Committee, following an earlier letter dated May 20, 2026, stating its view that the price proposed in the Proposal substantially undervalued the Company and that the Company’s net cash position had grown to approximately US$10.50 per ADS, and urging the Special Committee to engage with the Company’s largest holders and to secure full and fair value in any transaction with DoubleU Games.

On September 9, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Kroll provided an update that Company management had confirmed that Kroll may rely on the Management Projections for purposes of its analysis, and orally advised the Special Committee that, following review by Kroll’s internal review committee, Kroll’s preliminary indicative valuation range on a non-reliance basis, based on the Management Projections, was approximately US$15.00 to US$20.00 per ADS. In response to questions from the Special Committee and Ropes & Gray, representatives of Kroll noted that, although parties often look to the midpoint of a valuation range, a price below the midpoint may be within a range considered fair, that the range was intended to serve as a reference point rather than a fixed parameter, and representatives of Kroll Securities noted that Kroll Securities would nonetheless seek a final price at or above the midpoint. Representatives of Kroll Securities recommended that Kroll Securities contact DoubleU Games on behalf of the Special Committee to request an increase in the proposed price, without proposing a specific price at that stage so as not to establish a ceiling. The Special Committee directed Kroll Securities to prepare a draft communication for review by the Special Committee and Ropes & Gray. The participants also discussed the governing law and approval and voting mechanics applicable to the proposed transaction, which would be confirmed with Korean counsel.

On September 10, 2026, following review of a draft by the Special Committee and Ropes & Gray, Kroll Securities, at the direction of the Special Committee, sent a letter to DoubleU Games requesting that DoubleU Games increase the price proposed in the Proposal, citing, among other things, the Company’s cash and short-term investments of approximately US$553.76 million as of June 30, 2026 (or approximately US$11.20 per ADS), a median research analyst price target of US$18.00 per ADS and the Special Committee’s receipt of an unsolicited proposal from a third party at a significantly higher price per ADS. Late in the week of September 7, 2026, representatives of Kroll Securities spoke with representatives of DoubleU Games to clarify certain points raised in Kroll Securities’ correspondence.

On September 13, 2026 (Seoul time), in response to the Special Committee’s September 10 letter, DoubleU Games informed Kroll Securities by email that DoubleU Games was prepared to US$14.50 per ADS in cash, which DoubleU Games described as a revised but not final proposal. DoubleU Games stated that US$14.50 per ADS represented premiums of 58%, 64% and 72% to the closing prices of the ADSs one day, one week and four weeks, respectively, prior to the Proposal, compared such premiums to those reflected in a third-party study of going-private transactions, and requested a response by September 15, 2026.

On September 15, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, to discuss DoubleU Games’ revised proposal of US$14.50 per ADS. Representatives of Kroll Securities stated that, in their view, the revised proposal remained insufficient and that, while certain points raised by DoubleU Games regarding the trading metrics of the ADSs may be accurate, such metrics may not necessarily reflect the intrinsic value of the Company, and, noting that DoubleU Games had indicated that its revised proposal was not final, recommended that the Special Committee seek DoubleU Games’ best offer. Following discussion, the Special Committee determined to make a counterproposal of US$20.00 per ADS, and directed Kroll Securities to communicate the counterproposal to DoubleU Games.

Following the September 15 meeting, Kroll Securities, at the direction of the Special Committee, communicated the Special Committee’s counterproposal of US$20.00 per ADS to DoubleU Games.

On September 16, 2026 (Seoul time), following a call with Kroll Securities on September 15, 2026, at which Kroll Securities conveyed the Special Committee’s position that the trading price of the ADSs did not reflect the intrinsic value of the Company, DoubleU Games informed Kroll Securities that DoubleU Games was prepared to seek the approval of its board of directors for a revised proposal of US$16.25 per ADS in cash, stating that such price was the maximum that DoubleU Games could support and was not the opening of a further round of negotiations. DoubleU Games explained that, as a company listed on the KOSPI market of the Korea Exchange, DoubleU Games was required to obtain an opinion of an independent external valuation firm as to the appropriateness of the acquisition price, and that such firm could support a price only within 30% of a reference price prescribed under Korean law, stated that US$16.25 per ADS represented premiums of approximately 77%, 84% and 92% to the closing prices of the ADSs one day, one week and four weeks, respectively, prior to the Proposal, and requested an initial reaction by September 22, 2026.

Also on September 16, 2026, Kroll Securities, on behalf of the Special Committee, followed up with Party A’s financial advisor regarding the Party A Proposal, and Party A’s financial advisor responded that it would provide materials for the Special Committee’s review shortly.

On September 17, 2026 (Seoul time), DoubleU Games provided further detail regarding the regulatory framework under Article 176-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, the application of which would indicate a reference price of approximately US$12.50 per ADS and a resulting permitted range of approximately US$8.75 to US$16.25 per ADS.

On September 18, 2026 (U.S. time), Party A’s financial advisor delivered to Kroll Securities, on behalf of Party A, an updated proposal at a price of US$15.00 per ADS, together with a highly confident letter from a financial institution (the “Party A Financing Source” and such letter, the “Financing Source Highly Confident Letter”) addressed to Party A, which outlined the Party A Financing Source’s ability to provide the financing required for Party A to complete an acquisition of the Company, subject to due diligence. Party A’s financial advisor stated that Party A wished to commence due diligence and was willing to enter into a non-disclosure agreement.

On September 22, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. The Special Committee discussed the updated proposal received from Party A’s financial advisor and noted that Party A’s proposed price remained lower than the price offered by DoubleU Games, requested that Kroll Securities confirm with Party A’s financial advisor whether Party A intended to finance the acquisition of the Company using the Company’s assets as collateral, and determined to confirm with Korean counsel whether the price offered by DoubleU Games could be disclosed to Party A’s financial fell within, though below the midpoint of, Kroll’s preliminary indicative valuation range on a non-reliance basis, based on the Management Projections, of approximately US$15.00 to US$20.00 per ADS, that DoubleU Games’ offer provided that the transaction would be conditioned on the affirmative approval of at least 95% of the Company’s outstanding Common Shares, including the approval of a majority of the votes cast by holders other than DoubleU Games, and that the trading price of the ADSs had not performed well over the twelve months preceding the Proposal, and expressed its view that the trading price could fall below US$10.00 per ADS if the offer were rejected. Representatives of Ropes & Gray discussed with the Special Committee the legal considerations applicable to a decision to recommend, or not to recommend, a transaction. The Special Committee determined to seek a higher price from DoubleU Games, depending on the response received from Party A’s financial advisor, and to confirm whether the Party A Proposal was credible, while indicating that, if a higher price could not be obtained, it would be prepared to work toward definitive documentation at a price of US$16.25 per ADS. The Special Committee also discussed requesting supporting documentation from DoubleU Games regarding the Korean regulatory framework cited in its September 16 and September 17 emails.

Also on September 22, 2026 (Seoul time), representatives of Ropes & Gray, on behalf of the Special Committee, requested that DoubleU Games confirm the basis for applying the regulatory framework under Article 176-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea to the proposed transaction, and provide any written guidance or other record of the position of the relevant Korean regulatory authority.

Later on September 22, 2026 (Seoul time), DoubleU Games responded that it was required to file a material fact report in connection with the proposed transaction, to which a publicly disclosed opinion of an independent external valuation firm as to the appropriateness of the acquisition price must be attached, and that DoubleU Games could not proceed with the transaction without such opinion. DoubleU Games also stated that its approach reflected the final position of DoubleU Games’ board of directors, which could approve the transaction only at a price that the valuation firm could assess as appropriate, and that, accordingly, US$16.25 per ADS is the maximum price that DoubleU Games could support.

On September 25, 2026, representatives of Kroll Securities held a call with representatives of Party A’s financial advisor, during which Kroll Securities communicated that Party A’s proposal of US$15.00 per ADS did not constitute a superior offer, as the Special Committee had received a proposal of US$16.25 per ADS (without disclosing the identity of the party that had made such proposal), and that Party A’s proposed structure did not address legal requirements for acquisition financing, and asked whether Party A was willing to increase its proposed price. Party A’s financial advisor indicated that Party A’s financing source was aware that the Company is a Korean company subject to Korean law, but did not clarify whether Party A or its financing source had consulted Korean counsel, and stated that Party A would require access to non-public information in order to increase its proposed price.

On September 27, 2026, DoubleU Games informed the Special Committee that US$16.25 per ADS represented an increase of more than 44% over the price proposed in the Proposal and was at the upper limit of the range that DoubleU Games’ external valuation firm could support. DoubleU Games stated that it expected to effect the proposed transaction by way of a tender offer premised on DoubleU Games acquiring 95% of the Common Shares (which would require approximately 85% of the Common Shares held by holders other than DoubleU Games to be tendered), and that the definitive documentation, SEC filings, offer period and Korean filings would require at least two months, and requested that the parties reach agreement in principle on price by the end of September 2026. Because no votes would be cast in a tender offer, the condition that the transaction be approved by a majority of the votes cast by holders other than DoubleU Games would instead be measured by reference to the Common Shares, including Common Shares represented by ADSs, validly tendered and not withdrawn in the tender offer, with each such tender treated as an affirmative approval.

On September 30, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Kroll Securities provided an update on the call with Party A’s financial advisor. Representatives of Kroll noted that Kroll would need to update its analysis, including to reflect recent trading prices, but that, based on its work to date and subject to the completion of its analysis and internal review, Kroll did not anticipate that a price of US$16.25 per ADS would present an impediment to the delivery of a favorable opinion. Representatives of Ropes & Gray noted that the length of time taken to receive feedback from Party A’s financial advisor, the continued lack of clarity regarding the Korean restrictions on acquisition financing (notwithstanding that the issue had been raised months earlier), and the fact that any price proposed by Party A would remain subject to due diligence, all weighed against the Party A Proposal as compared to DoubleU Games’ comparatively firm offer, and the fact that DoubleU Games, as the holder of approximately 67.05% of the outstanding Common Shares, has stated in its Proposal that it is a buyer, not a seller. Representatives of Kroll Securities also noted a recent decline in the trading price of Party A’s stock. The Special Committee determined to await the outcome of a further call between Kroll Securities and Party A’s financial advisor. The participants also discussed next steps regarding transaction documentation and the transaction structure, in the event the Special Committee were to recommend pursuing the transaction with DoubleU Games following review of proposed final terms.

On October 1, 2026 (Seoul time), representatives of Kroll Securities held a call with representatives of Party A’s financial advisor, and thereafter informed the Special Committee that Party A’s financial advisor had met with Party A’s management to discuss the Special Committee’s request for price improvement, and that Party A was prepared to increase its proposed price to US$17.00 per ADS, provided that it was granted access to the Company’s non-public information under a negotiated non-disclosure agreement, on the basis that the information available in the Company’s public disclosure was insufficient to fully evaluate potential synergies and cost savings. With respect to the Korean law considerations regarding the proposed acquisition financing, Party A’s financial advisor indicated that the concern had been raised with the Party A Financing Source and that the Financing Source Highly Confident Letter reflected the Party A Financing Source’s intent to provide a fully funded financing package, but did not clarify whether Korean counsel had been consulted or what collateral would be required for the financing.

On October 2, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, to discuss Party A’s indication that it was prepared to increase its proposed price to US$17.00 per ADS. The Special Committee expressed concerns regarding the credibility of the updated Party A Proposal and asked whether Kroll Securities could determine whether DoubleU Games would be willing to match a price of US$17.00 per ADS. Later that day, representatives of Kroll Securities held a call with a representative of DoubleU Games, during which Kroll Securities requested that DoubleU Games increase its offer price to US$17.00 per ADS.

On October 6, 2026 (Seoul time), DoubleU Games informed Kroll Securities and the Special Committee by email that DoubleU Games had considered the Special Committee’s request, including at the level of its board of directors, and could not accommodate the increased price per ADS, and that DoubleU Games’ best and final offer remained US$16.25 per ADS in cash, with no further due diligence required and with financing committed.

Also on October 6, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Kroll Securities provided an update that DoubleU Games had described its offer of US$16.25 per ADS as its best and final offer. The Special Committee discussed the reasons for proceeding with DoubleU Games, including that DoubleU Games’ offer fell within the range of fair value indicated by Kroll’s preliminary indicative valuation analysis provided on a non-reliance basis (based on the Management Projections) of approximately US$15 to US$20 per ADS; that the transaction would deliver greater value to holders than the Company’s continued independence, taking into account the execution risk associated with the Company’s standalone strategy; that, although Party A had indicated that it was prepared to increase its proposed price to US$17.00 per ADS subject to access to the Company’s non-public information, Party A had not finance a transaction in light of Korean law restrictions and that the Special Committee was not confident that any such proposal would be credible; and that DoubleU Games had made clear that it was a buyer, not a seller, of ADSs of the Company and would not support any alternative transaction. The Special Committee determined that it was in the best interests of the Company’s unaffiliated shareholders to proceed with the transaction with DoubleU Games, whose offer provided a high degree of transaction certainty, rather than risk the loss of that offer by further prolonging the process to pursue a competing proposal that the Special Committee did not consider credible, and instructed Kroll Securities to inform DoubleU Games that the Special Committee was prepared to work toward definitive documentation at a price of US$16.25 per ADS. The Special Committee noted that any final recommendation would be made only after the final terms were negotiated and DoubleU Games confirmed that its due diligence was complete and that it was ready to sign definitive agreements, and directed Ropes & Gray to contact DoubleU Games’ counsel regarding next steps.

On October 9, 2026 (Seoul time), representatives of Ropes & Gray spoke with representatives of Kim & Chang, Korean legal counsel to DoubleU Games, regarding the structure of the proposed transaction. Representatives of Kim & Chang indicated that DoubleU Games contemplated a two-step structure consisting of a U.S. tender offer followed by a comprehensive share exchange or statutory squeeze-out under Korean law, and that DoubleU

Games and the Company would enter into the Transaction Agreement by late October or early November 2026, with the tender offer to be commenced promptly thereafter.

On October 13, 2026 (Seoul time), representatives of Ropes & Gray held a call with representatives of Paul Hastings LLP (“Paul Hastings”), U.S. legal counsel to DoubleU Games, regarding the Transaction Agreement and DoubleU Games’ anticipated timeline for completion of the proposed transaction. Representatives of Paul Hastings also inquired about the figures used in Kroll’s valuation analysis, and representatives of Ropes & Gray responded that such figures had been provided to Kroll by Company management.

On October 14, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Ropes & Gray updated the Special Committee with respect to the October 13 call with Paul Hastings. Representatives of Kroll Securities provided an update that Kroll Securities had received an email from Party A’s financial advisor asking whether the Special Committee would be willing to enter into a non-disclosure agreement to provide due diligence to Party A, and the participants discussed potential approaches to responding.

Following the October 14 meeting, because Party A’s financial advisor had not submitted a credible proposal and there was no indication that further discussions would lead to a credible proposal, the Special Committee determined not to engage further with Party A’s financial advisor or Party A.

On October 16, 2026 (U.S. time), Ropes & Gray received an initial draft of the Transaction Agreement from Paul Hastings, which contemplated that the Offer would be conditioned on, among other things, a minimum tender condition (initially 95%), which DoubleU Games could reduce or waive in its sole discretion to a percentage not lower than 90% after consulting in good faith with the Special Committee.

On October 21, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, and discussed the draft Transaction Agreement and next steps. Representatives of Ropes & Gray reported that the draft Transaction Agreement was generally acceptable, subject to certain modifications. In response to questions from the Special Committee regarding the necessity of entering into the Transaction Agreement, representatives of Ropes & Gray described the benefits of doing so, including, among other things, that the Transaction Agreement would provide contractual protections for the Company’s shareholders, including by requiring the completion of the Post-Offer Transaction following the consummation of the Offer. Representatives of Ropes & Gray further reported that Lawfirm Goodplan (“Goodplan”), the Special Committee’s independent Korean legal counsel, concurred with Ropes & Gray’s assessment. Representatives of Ropes & Gray summarized the material provisions of the draft Transaction Agreement, including the tender offer conditions, termination, the Company’s representations and warranties, interim operating covenants, expenses, provisions relating to the parties’ respective public filings, the available routes for the Post-Offer Transaction, equal treatment of shareholders, efforts covenants and director and officer indemnification. Representatives of Ropes & Gray noted that Ropes & Gray would propose certain enhancements to the draft Transaction Agreement, and the Special Committee directed Ropes & Gray to proceed with preparing a revised draft.

From October 23, 2026 through November 7, 2026, Ropes & Gray, acting at the direction of the Special Committee and with the assistance of Greenberg Traurig and, with respect to matters of Korean law, Goodplan and Bae, Kim & Lee LLC, negotiated the terms of the Transaction Agreement with Paul Hastings and Kim & Chang, and the parties exchanged multiple drafts. Throughout this period, Ropes & Gray reported regularly to the Special Committee on the open issues and acted at its direction. The principal matters negotiated included (i) the circumstances in which DoubleU Games would be required to extend the Offer; (ii) the conditions on any reduction of the Minimum Tender Condition; (iii) the governing law and forum for disputes; (iv) the Company’s remedies, including specific performance and DoubleU Games’ liability for fraud or willful breach; (v) the End Date and termination rights; (vi) DoubleU Games’ covenants relating to its debt financing, including the terms of the Facility Agreement; (vii) the scope of the Company’s representations and warranties and interim operating covenants; (viii) the procedures governing any change of the Company Recommendation, including the applicable notice and matching period; and (ix) the reimbursement by DoubleU Games of the Company’s transaction expenses. With respect to the reimbursement of the Company’s transaction expenses, on November 2, 2026, the Company’s Chief Executive Officer, on behalf of and at the request of the Special Committee, contacted DoubleU Games to discuss the Company’s position regarding the reimbursement by DoubleU Games of the Company’s transaction expenses, following which the parties agreed that DoubleU Games would reimburse 50% of such expenses. As a result of these negotiations, the Special Committee obtained, among other things, (i) a requirement that DoubleU Games may reduce (but not waive) the Minimum Tender Condition, only to a percentage not lower than 90% and only with the prior written consent of the Company, which consent may not be unreasonably withheld, conditioned or delayed, and that the condition that the Transaction Agreement not have been terminated may not be waived by any party; (ii) an expanded right of the Company to specific performance, including to cause DoubleU Games to commence the Offer, accept for payment and pay for tendered ADSs, draw down its debt financing and consummate the Post-Offer Transaction; (iii) covenants of DoubleU Games relating to its debt financing and DoubleU Games’ agreement to indemnify the Company for losses incurred in connection with that financing; and (iv) DoubleU Games’ agreement to reimburse 50% of the Company’s transaction expenses, whether or not the Transactions are consummated. DoubleU Games declined certain other protections sought on behalf of the Special Committee, including (1) a requirement that DoubleU Games extend the Offer at the Company’s request, (2) providing for Delaware governing law and forum, and (3) a shorter notice and matching period for a change of the Company Recommendation.

On October 27, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Ropes & Gray provided an update on the status of the Transaction Agreement, discussed certain key outstanding items with the Special Committee and noted that Ropes & Gray would send a revised draft of the Transaction Agreement to Paul Hastings later that day. The participants also discussed the anticipated timing of signing and the related workstreams, including the steps necessary for the Board to approve the transaction and the documents to be filed on the signing date.

On November 3, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities to discuss certain procedural matters relating to the delivery of Kroll’s fairness opinion and the potential recommendation of the Transactions.

On November 9, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray, Kroll and Kroll Securities. Representatives of Kroll reviewed Kroll’s financial analyses with the Special Committee with respect to the Final Offer Price, including the various assumptions, qualifications, limitations and other matters in connection with such analyses. Representatives of Kroll then rendered to the Special Committee Kroll’s oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 6, 2026, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Final Offer Price to be received by the Unaffiliated Holders in the offer is fair, from a financial point of view, to the Unaffiliated Holders (without giving effect to any impact of the Transactions on any particular holder of Common Shares or ADSs other than in its capacity as a holder of ADSs). For a detailed discussion of Kroll’s opinion, see “—Opinion of the Special Committee’s Financial Advisor.” The written opinion of Kroll is attached to this Statement as Annex A and is incorporated herein by reference.

Representatives of Ropes & Gray then provided an overview of the Transactions, including the Offer and the Post-Offer Transaction, and the key terms of the Transaction Agreement. After further discussion, including a discussion regarding the various reasons summarized in the section entitled “—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board,” the Special Committee unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to, and in the best interests of, the Company and its shareholders, including the Unaffiliated Holders, and that the Transactions are fair to the Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act; (ii) resolved to recommend that the Board determine that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to, and in the best interests of, the Company and its shareholders, including the Unaffiliated Holders, and approve the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction; (iii) resolved to recommend that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer; and (iv) resolved to recommend that the Board recommend that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer.

On November 9, 2026 (Seoul time) and following the meeting of the Special Committee, the Board held a meeting, attended by representatives of Ropes & Gray, Kroll and Kroll Securities, Greenberg Traurig and Bae, Kim and Lee, LLC.

Representatives of Kroll provided an overview of Kroll’s financial analyses with respect to the Final Offer Price and the Transactions, including with respect to the discounted cash flow analysis, trading multiples and precedent transactions used by Kroll.

Representatives of Ropes & Gray then provided an overview of the Transactions and the key terms of the Transaction Agreement.

Representatives of Greenberg Traurig then provided an overview of certain legal matters relating to the Transactions.

Representatives of Bae, Kim and Lee, LLC then provided an overview of the fiduciary duties of the Board and certain matters relating to a comprehensive share swap under Korean Law.

After further discussion and acting on the recommendation of the Special Committee, the Board unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer, are advisable, fair to and in the best interests of the Company and its shareholders, including the Unaffiliated Holders (which comprise the Company’s “unaffiliated security holders” as such term is defined in Rule 13e-3 under the Exchange Act); (ii) approved the Transaction Agreement and the Transactions, including the Offer; and (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer.

Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board.

Each of the Special Committee and the Board believes that the Transaction Agreement and the Transactions, including the Offer, are advisable, fair to, and in the best interests of, the Company and its Unaffiliated Holders.

Special Committee

At a meeting held on November 9, 2026, the Special Committee unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to and in the best interests of the Company and its shareholders, including the Unaffiliated Holders, and that the Transactions are fair to the Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act; (ii) recommended that the Board determine that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to and in the best interests of the Company and its shareholders, including the Unaffiliated Holders (which comprise the Company’s “unaffiliated security holders” as such term is defined in Rule 13e-3 under the Exchange Act) and approve the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction; (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer; and (iv) recommended that the Board resolve to recommend that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer.

In evaluating the Transaction Agreement and the Offer, the Special Committee consulted at various times with its independent financial advisors, Kroll and Kroll Securities, its independent U.S. legal counsel, Ropes & Gray, its independent Korean legal counsel, Goodplan, and, where appropriate, with members of the Company’s management, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Special Committee believes support its unanimous determination and recommendation that the Board approve and authorize the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction:

•

The Final Offer Price Compares Favorably to Kroll’s Discounted Cash Flow Analysis. The Special Committee considered the potential value of the Company through continued execution of its plan as a standalone entity, including that the Final Offer Price of US$16.25 per ADS exceeds the high end of the range of implied values per ADS indicated by Kroll’s discounted cash flow analysis based on the Management Projections of US$14.18 to US$14.38 per ADS (assuming no withholding tax impact).

•

Selected Public Companies and M&A Transactions Analyses. The Special Committee considered that Kroll also reviewed selected public companies and selected M&A transactions, but, given differences in business and industry comparability and the lack of recent relevant transactions, did not select valuation multiples for the Company based on those analyses. Instead, Kroll reviewed the implied value range for the Company based on the ranges of observed valuation multiples of the selected public companies, and the Final Offer Price of US$16.25 per ADS is within such range.

•

DoubleU Games Not a Seller; DoubleU Games as a Controlling Shareholder Could Prevent an Alternative Transaction. The Special Committee considered the fact that DoubleU Games owns approximately 67.05% of the outstanding Common Shares and has stated in its Proposal that it is a buyer, not a seller, that it does not intend to sell its stake in the Company and that it would not support any alternative transaction, such that any process to pursue a competing transaction would be unlikely to gain traction or result in a transaction for the Unaffiliated Holders.

•

The Final Offer Price Relative to the Historical Trading Price of the ADSs. The Special Committee considered that the trading price of the ADSs had not performed well over the twelve months preceding the Proposal, and the view that the trading price of the ADSs could decline if the Offer were not pursued.

•

Certain Management Projections. The Special Committee considered the Management Projections prepared by Company management, which the Special Committee approved on August 28, 2026 as the Company’s final business plan following an extensive review process, during which the Special Committee questioned, and did not accept, certain assumptions underlying the July Projections that it considered conservative, posed multiple rounds of follow-up questions to Company management and Kroll, and reviewed management’s historical forecasting accuracy, including that the Company’s consolidated revenue and operating income had fallen short of budget in each of fiscal years 2023 through 2025. For further discussion, see “—Certain Unaudited Prospective Financial Information of the Company.”

•

Premium. The Special Committee considered the fact that the Final Offer Price of US$16.25 per ADS represents a premium of approximately 76.8% over the unaffected closing price of the ADSs on April 27, 2026, the last trading day prior to the public announcement of the Proposal, and a premium of approximately 19.7% over the closing price of the ADSs on November 6, 2026, the last trading day prior to the announcement of the Transaction Agreement. The Special Committee also considered that, according to DoubleU Games, the Final Offer Price represents premiums of approximately 77%, 84% and 92% to the closing prices of the ADSs one day, one week and four weeks, respectively, prior to the Proposal, each of which compares favorably to the mean premiums of 59.7% and 57.4%, and median premiums of 47.5% and 46.2%, based on the closing price one day prior to announcement and the 30-day volume-weighted average price, respectively, paid in going-private transactions involving U.S.-listed social casino, gaming and related digital entertainment companies since 2021, as summarized by Kroll.

•

Negotiations with DoubleU Games; Best and Final Offer. The Special Committee considered that, as a result of negotiations conducted by the Special Committee, including the Special Committee’s rejection of DoubleU Games’ revised proposal of US$14.50 per ADS, its counterproposal of US$20.00 per ADS and its subsequent request that DoubleU Games increase its price to US$17.00 per ADS, DoubleU Games increased its proposed price from US$11.25 per ADS in the Proposal to US$16.25 per

2. Purposes and Reasons for the Offer

Purchaser’s purposes are to acquire all of the equity of the Company that it does not already own, to cause the ADSs to be delisted from Nasdaq and the Company to be deregistered under the Exchange Act, and to operate the Company as a wholly-owned private subsidiary. Purchaser believes the going-private transaction will: eliminate the substantial costs and management time associated with SEC/Nasdaq public-company and foreign-private-issuer compliance; remove the structural complexities, and the compliance and audit challenges, inherent in the Company’s current cross-border public-company status; afford greater strategic and operational flexibility; and provide the unaffiliated holders immediate, certain cash value at a premium in a security with limited trading liquidity.

Reasons for the tender-offer structure (rather than the previously proposed comprehensive share exchange) include the ability to deliver cash to tendering holders more quickly, reduced exposure to foreign-exchange movement between signing and a shareholder-meeting-based closing, and mitigation of KOSPI-related and timing considerations, while preserving robust procedural protections for unaffiliated holders (an empowered Special Committee and a non-waivable majority-of-the-minority tender condition).

3. Alternatives Considered

•

Comprehensive share exchange. Cash-out comprehensive share exchange (the initial proposal) — capable of reaching 100% via shareholder-meeting approval, but superseded after the Special Committee process due to foreign-exchange, KOSPI-related and timing considerations, and the appraisal-cash-exposure profile.

•

Status quo. Remaining a controlled public company (status quo) — considered inferior to the unaffiliated holders given limited liquidity, the structural discount at which the ADSs have traded, and continuing public-company costs.

•

Merger. A statutory merger of the Company with Purchaser (or an affiliate) — considered and rejected; Purchaser does not seek to merge the Company with itself and prefers to maintain the Company as a separate operating subsidiary.

•

Two-step merger. A tender offer followed by a back-end merger — rejected in favor of the Korean statutory second-step transaction (KCA Article 360-24 / 360-10 / 360-9 / 360-2·3), which does not require a merger.

4. Position of the Filing Persons as to the Fairness of the Offer

(i) DoubleU Games, the offeror and a filing person, and (ii) DDI, solely as a filing person for purposes of Rule 13e-3 (and not as the bidder) (each, a “Filing Person”), each reasonably believes that the Transaction Agreement and the Transactions, including the Offer, are substantively and procedurally fair to the Company’s unaffiliated security holders. Purchaser is not making any recommendation as to whether holders should tender. Purchaser’s belief is not a substitute for each holder’s own decision. Purchaser is not the addressee or client of the Kroll opinion; it has considered the Special Committee process and the Kroll analyses and opinion, which it has expressly adopted as its own (see Section 5), together with the procedural safeguards described below. Purchaser did not rely on the Korean statutory valuation report described in Section 5A in reaching its fairness determination.

Position of DDI as to Fairness. DDI, as a filing person for purposes of Rule 13e-3 and acting through DDI Board (following the unanimous recommendation of the Special Committee), has unanimously determined that the Transaction Agreement and the Transactions, including the Offer are fair to the Company’s unaffiliated security holders, based on the independent Special Committee process; the opinion of Kroll (of which the Special Committee is the addressee); the non-waivable Majority-of-the-Minority Condition; the premium; and the eight Item 1014 factors. The Special Committee’s recommendation and reasons are set forth in DDI’s Schedule 14D-9, incorporated herein by reference.

Procedural fairness. The Filing Persons base their procedural-fairness belief principally on:

•

the Offer was negotiated with, and has been approved and recommended by, a Special Committee composed solely of independent and disinterested directors, empowered from the outset to review, evaluate, negotiate and to reject the Offer;

•

the Special Committee retained its own independent legal and financial advisors (Ropes & Gray LLP; Lawfirm Goodplan; Kroll, LLC, operating through its Duff & Phelps Opinions Practice; Kroll Securities, LLC), on a fixed, non-contingent fee basis other than Kroll Securities, LLC’s compensation, consisting of a nonrefundable retainer and an incentive fee contingent upon consummation of a transaction;

•

the Offer is conditioned on a non-waivable “majority-of-the-minority” tender condition (ADSs representing more than 50% of the ADSs held by holders other than Purchaser, its affiliates and the directors and executive officers of Purchaser and the Company must be validly tendered and not validly withdrawn, the required number being the smallest whole number of ADSs that exceeds one-half of the ADSs so held), which cannot be waived, amended or modified; the minimum tender condition (95% of the Common Shares issued and outstanding) is determined objectively and may not be waived, but if Purchaser reasonably determines that it is not reasonably expected to be satisfied, Purchaser may, prior to the Expiration Time and only with the prior written consent of the Company (given by the DDI Board following the recommendation of the Special Committee), which consent shall not be unreasonably withheld, conditioned or delayed, reduce it to a percentage not lower than the 90% Waiver Floor, Purchaser consulting the Special Committee in good faith beforehand and having no obligation to reduce it;

•

the second-step consideration will equal the final cash price per ADS payable by Purchaser to all holders whose ADSs are validly tendered and accepted for payment pursuant to the Offer, net to the seller in cash, without interest and less any applicable withholding Taxes (the “Final Offer Price”), or such higher amount as may be required by applicable law or finally determined by a court; and

•

Purchaser committed that neither a failure of the Special Committee to make or maintain its recommendation nor any request or negotiation by the Special Committee regarding the price or other terms would result in any retributive action, and that, while the Transaction Agreement remains in effect, Purchaser would not sell its Common Shares (other than the pledge of its Common Shares in favor of its financing lenders and transfers required to implement the second-step transaction) or support an alternative third-party transaction not recommended by the Special Committee, and would not, prior to completion of the second-step transaction, cause, request, propose or vote in favor of the delisting or deregistration of the ADSs without the prior written consent of DDI, acting through the DDI Board (following the recommendation of, or consultation with, the Special Committee).

Substantive fairness — factors considered (Item 1014). The following table addresses the material valuation factors.

Factor (Item 1014(b))	How considered / basis
Current market price	Offer Price of US$16.25 vs. unaffected closing price of US$13.63 on November 5, 2026 — premium of approximately 19.2%.

Historical market prices	2-year quarterly ADS high/low range of US$8.15–US$10.96; VWAP over 30/60/90 days of US$8.74/$8.78/8.78; premium of approximately 85.37%

Factor (Item 1014(b))	How considered / basis
Net book value	Not considered.

Going-concern value	Reflected in Kroll’s discounted-cash-flow analysis; implied per-ADS range of US$12.99–US$13.17. Given substantial weight.

Liquidation value	Not considered a meaningful indicator because the Company is a viable going concern; not relied upon.

Prior purchase prices	None.

Reports/opinions/appraisals	Fairness opinion of Kroll to the Special Committee (Section 5), expressly adopted by Purchaser. Korean statutory valuation report of Samdo Accounting Corporation obtained by Purchaser solely to comply with Korean law (Section 5A); not a fairness opinion and not relied upon by any Filing Person for its fairness determination.

Firm third-party offers	No firm offer by any unaffiliated third party for the Company (or a controlling interest) during the past two years of which the Filing Persons are aware, other than the Party A Proposal. During the negotiations, Kroll Securities, LLC informed Purchaser that the Special Committee had received an unsolicited proposal from a third party at a higher price, which, to Purchaser’s knowledge, was subject to due diligence and was not made to Purchaser (see Section 1); Purchaser has stated it will not sell its controlling stake.

Procedural safeguards	Independent, empowered Special Committee; independent advisors; non-waivable majority-of-the-minority tender condition; same-price back-end.

The Filing Persons did not assign specific relative weights to the individual factors but considered them as a whole; they viewed the going-concern (DCF) analysis, the premium to unaffected market price, and the procedural safeguards (particularly the non-waivable majority-of-the-minority condition) as most significant. The Filing Persons considered the risk to non-tendering holders described in Section 6 and concluded that the non-waivable majority-of-the-minority condition, the same-price back-end, the 95% minimum tender condition (which is not waivable but may be reduced by Purchaser, after reasonably determining that it is not reasonably expected to be satisfied, consulting in good-faith with the Special Committee and obtaining the prior written consent of DDI (given by the DDI Board following the recommendation of the Special Committee), which consent shall not to be unreasonably withheld, conditioned or delayed, to a percentage not below the 90% Waiver Floor) and Purchaser’s stated intention not to complete the Offer while leaving a substantial stranded unaffiliated minority mitigate coercion concerns such that the Offer remains fair to unaffiliated holders.

5. Opinion of the Financial Advisor to the Special Committee (Kroll)

The Special Committee retained Kroll to render an opinion as to whether the Offer Price of US$16.25 per ADS is fair, from a financial point of view, to the Unaffiliated Holders (without giving effect to any impact of the Transactions on any particular holder of Common Shares or ADSs other than in its capacity as a holder of ADSs).

Based on and subject to the assumptions, qualifications and limitations set forth in its written opinion, Kroll is of the opinion that, as of November 6, 2026, the Offer Price to be received by the Unaffiliated Holders in the Offer is fair, from a financial point of view, to the Unaffiliated Holders (without giving effect to any impact of the Transactions on any particular holder of Common Shares or ADSs other than in its capacity as a holder of ADSs). Purchaser did not retain a financial advisor in connection with the Offer and did not obtain a fairness opinion; for its Rule 13e-3 fairness determination it considered, and expressly adopted, the Kroll opinion and analyses and the Special Committee’s process, without being the addressee or client of that opinion. The Korean statutory valuation report described in Section 5A is not a fairness opinion and was not relied upon by Purchaser.

The description of the written opinion of Kroll is set forth in Section titled “Financial Analyses and Opinion of Kroll” of DDI’s Schedule 14D-9, and the full text of the written opinion of Kroll is attached Annex A to DDI’s Schedule 14D-9 and as Exhibit (c)(1) to the Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3, each incorporated herein by reference.

5A. Korean Statutory Valuation Report (Samdo Accounting Corporation)

Solely in order to comply with the Korean Financial Investment Services and Capital Markets Act (the “FSCMA”), which requires Purchaser, as a company listed on the KOSPI Market of the Korea Exchange, to obtain an external valuation of the appropriateness of the price at which it acquires the ADSs and to attach that valuation to a Material Fact Report filed with the Financial Services Commission of Korea, Purchaser engaged Samdo Accounting Corporation (“Samdo”) to deliver such a valuation (the “Samdo Report”). The Samdo Report was prepared solely for that Korean regulatory purpose. It is not a fairness opinion, does not address the fairness of the Offer Price to holders of ADSs, and was not prepared for purposes of the Offer or the U.S. federal securities laws. Samdo was not engaged as, and did not act as, a financial advisor to Purchaser. An English translation of the Samdo Report is filed as Exhibit (c)(4) to the Schedule TO/13E-3 because Item 1015 of Regulation M-A requires that it be described and filed.

Identity, qualifications and selection. Samdo is an accounting corporation established under the Korean Certified Public Accountants Act and is eligible to act as an external valuation institution under Article 176-5(9) of the Enforcement Decree of the FSCMA. Purchaser selected Samdo based on its qualifications and experience in external valuation engagements under the FSCMA and engaged Samdo on May 20, 2026.

Relationships and compensation. Purchaser has agreed to pay Samdo a fee of US$45,000 for the Samdo Report, no part of which is contingent upon the consummation of the Offer. During the past two years, Samdo has not provided any other services to Purchaser, the Company or their respective affiliates.

Determination of consideration. The Offer Price was determined by Purchaser through negotiations with the Special Committee. Samdo did not recommend the amount of the Offer Price.

Summary of the Samdo Report. Samdo delivered its written valuation report, dated November 9, 2026, to Purchaser. Samdo stated that it complied with the Standards for Valuation Service Engagements and the Standards for External Valuation Engagements under the FSCMA promulgated by the Korean Institute of Certified Public Accountants and the Guidelines for External Valuation Engagements of the Financial Supervisory Service of Korea. Samdo considered the asset-based, income-based and market-based valuation approaches and applied a market-based approach, using a reference market price of the ADSs calculated by applying, mutatis mutandis, Article 176-5 of the Enforcement Decree of the FSCMA — being the arithmetic average of (i) the volume-weighted average closing price of the ADSs on Nasdaq for the one-month period, (ii) the volume-weighted average closing price for the one-week period and (iii) the closing price on the most recent trading day, in each case ending on November 6, 2026 (Korea time, reflecting the Nasdaq closing price on November 5, 2026 (U.S. Eastern Time)), the trading day immediately preceding the date of the resolution of Purchaser’s board of directors approving the Offer.

Samdo then derived a range of premia to apply to the reference market price of the ADSs based on the result of an analysis of tender offer premia in precedent tender offers for listed companies with a transaction value of less than $300,000,000 during the two years preceding the calculation date of November 6, 2026.

Announcement Date	Target Company	Tender Offer Premium
6/18/26	Sammok S-Form Co., Ltd.	30.33%
11/11/24	Hyundai Ezwel Co., Ltd.	23.00%
5/13/26	Assentio Holdings, Inc.	8.30%
4/3/26	Forian Inc.	4.14%
3/30/26	Kezar Life Sciences, Inc.	7.47%
1/26/26	Lands’ End, Inc.	209.00%

Announcement Date	Target Company	Tender Offer Premium
12/15/25	Generation Bio Co.	-19.70%
12/11/25	Applied Therapeutics, Inc.	-63.52%
11/13/25	Mersana Therapeutics, Inc.	176.91%
11/4/25	Evoke Pharma, Inc.	130.99%
8/4/25	HilleVax, Inc.	-6.40%
7/1/25	IGM Biosciences, Inc.	10.41%
6/27/25	Turnstone Biologics Corp.	-1.58%
6/9/25	Elevation Oncology, Inc.	14.37%
5/21/25	Aloya Biosciences, Inc.	14.66%
5/19/25	Servotronics, Inc.	350.84%
5/8/25	PHX Minerals Inc.	17.65%
5/1/25	Kronos Bio, Inc.	-34.33%
4/2/25	Allakos Inc.	42.62%
2/13/25	Intevac, Inc.	16.74%
12/30/24	Marinus Pharmaceuticals, Inc.	68.80%

For purposes of their analysis, Samdo excluded the precedent tender offers in the top and bottom quartile of premium rates, resulting in a premium range of 7.47% to 30.33%. Samdo did not perform a discounted cash flow analysis and did not calculate the net asset value or liquidation value of the Company.

On that basis, Samdo calculated a reference market price of US$13.60 per ADS and a range of US$14.61 to US$17.72 per ADS, and concluded that it had not identified any basis to conclude that the Offer Price of US$16.25 per ADS was inappropriate from the perspective of materiality. Samdo’s conclusion is not an opinion as to the fairness of the Offer Price to any holder of ADSs. In preparing the Samdo Report, Samdo relied on public disclosure on the Korean DART system, Nasdaq market data and materials provided by Purchaser, without independent verification, and did not audit or review the Company’s financial statements. The Samdo Report speaks only as of its date, and Samdo has no obligation to update it. The Samdo Report does not constitute a recommendation to any holder of ADSs as to whether to tender ADSs in the Offer.

Statements in the Samdo Report. The Samdo Report states that it was prepared for Purchaser’s internal reference and for use as an attachment to the Material Fact Report; that it may not be used by any third party or for any other purpose; that it should not be used as a basis for investment decisions; and that no part of it may be disseminated to the public without Samdo’s written consent. Samdo has not advised Purchaser whether it intends to assert the substance of these statements as a defense to claims that may be brought against it by holders of ADSs. Whether such a defense would be available to Samdo under Korean law has not been definitively resolved, and that question would have to be resolved by a court of competent jurisdiction. The availability or non-availability of any such defense will have no effect on the rights and responsibilities of the board of directors of Purchaser under Korean law, or on the rights and responsibilities of Purchaser’s board of directors or Samdo under the U.S. federal securities laws.

Role of the Samdo Report. The board of directors of Purchaser reviewed the Samdo Report in connection with its approval of the Offer, as required under Korean law. Purchaser did not rely on the Samdo Report in determining the Offer Price or as a basis for its position as to the fairness of the Offer described in Section 4.

Availability. The English translation of the Samdo Report filed as Exhibit (c)(4) will be made available for inspection and copying at the principal executive offices of Purchaser during regular business hours by any interested holder of ADSs or representative who has been so designated in writing. A copy of the Korean-language original will be provided to the SEC upon request.

6. Certain Effects of the Offer

•

Ownership. The Company will become a wholly-owned subsidiary of Purchaser (following the second-step transaction), and Purchaser’s interest in the Company’s net book value and net earnings will increase from approximately 67.05% to 100%.

•

Delisting/deregistration. The ADSs will be delisted from Nasdaq (Form 25) and the Company will seek to terminate its Exchange Act registration and reporting obligations, including Form 20-F reporting, to the extent then permitted. The filing of a Form 25 does not by itself terminate those reporting obligations. See Section 8 of the Offer to Purchase.

•

Cash-out; loss of future upside. Unaffiliated holders who tender (and non-tendering holders whose shares are acquired in the second-step transaction) will receive the Final Offer Price in cash and will cease to have any equity interest in the Company; they will no longer participate in any future earnings or growth, and will no longer bear the risk of any future decline in value.

•

Effect on non-tendering holders. Whether the Minimum Tender Condition (95%) is satisfied is determined objectively; the Minimum Tender Condition may not be waived, but if Purchaser reasonably determines that it is not reasonably expected to be satisfied, Purchaser may, after consulting in good-faith with the Special Committee and obtaining the prior written consent of DDI (given by the DDI Board following the recommendation of the Special Committee), which consent shall not to be unreasonably withheld, conditioned or delayed, and prior to the Expiration Time, reduce it to a percentage not lower than the 90% Waiver Floor, or decline to do so, and may not reduce it below the Waiver Floor or waive the non-waivable majority-of-the-minority condition. Holders who do not tender will, if the Offer is completed, be acquired in the second-step transaction at an amount per ADS equal to the Final Offer Price (or such higher amount as may be required by applicable law or finally determined by a court); and if the Minimum Tender Condition (as it may have been reduced) is not satisfied (or Purchaser would hold less than the Waiver Floor), Purchaser will not complete the Offer, all tendered ADSs will be returned promptly at no cost, and Purchaser will purchase no ADSs. Because Purchaser must pay promptly for ADSs accepted for payment (Rule 14e-1(c)), acceptance is not reversible in practice, and this determination is therefore made before completing the Offer. Purchaser’s decision whether to seek a reduction (which remains subject to the Company’s prior written consent), such consent not to be unreasonably withheld, conditioned or delayed, is a matter of business judgment (considering, among other things, its resulting ownership, the available second-step routes, whether a Purchaser shareholder meeting and appraisal rights would arise, funding and timing/litigation risk) and is not an offer condition or a formula. Purchaser does not intend to complete the Offer while leaving a substantial unaffiliated minority outstanding; if the Minimum Tender Condition is reduced to a percentage in the 90–95% band, the second-step transaction may require additional approvals and its timing or completion may be uncertain, and if a second-step share exchange were thereafter not completed (e.g., due to a legal impediment), remaining holders could be left as minority holders of a delisted, deregistered and illiquid company. Once Purchaser has accepted ADSs for payment, it will not unwind the completed purchase by reason of the level of actual appraisal / share-repurchase demands.

•

Residual minority; the 90%–95% band. If Purchaser (aggregated with its subsidiaries as provided in Article 360-24(2) of the KCA) holds at least 95% of the Common Shares immediately following acceptance for payment, the second-step transaction is effected under Article 360-24, or by a small-scale share exchange combined with a simplified share exchange, and no Purchaser shareholders’ meeting is required. If, however, Purchaser reduces the Minimum Tender Condition to a percentage not below the 90% Waiver Floor and Purchaser then holds at least 90% but less than 95%, the only available route is a simplified share exchange on the Company side (Article 360-9) combined with a general comprehensive share exchange on the Purchaser side (Articles 360-2 and 360-3), which requires a special resolution of Purchaser’s own shareholders and gives rise to appraisal / share-repurchase rights of Purchaser’s dissenting shareholders. As described in Section 13, Purchaser will not abandon the second-step transaction by reason of the level of appraisal / share-repurchase demands, economic deterioration, increased financing cost or a change of preference. That commitment does not, however, assure completion: if the special resolution of Purchaser’s shareholders is not obtained, the general comprehensive share exchange cannot be effected, and the second-step transaction may not be completed, or may not be completed promptly.

In that event, a holder that did not tender would remain a holder of a minority interest in the Company while Purchaser holds between 90% and 95%. The Common Shares are not listed on any Korean exchange, and Purchaser intends to cause the ADSs to be delisted from Nasdaq in any event; accordingly such a holder would hold a security for which there may be no public trading market. Whether the Company’s Exchange Act registration and reporting obligations could then be terminated or suspended would depend on the number of holders of record and other conditions at the time; if they were not, the Company would continue to furnish annual reports on Form 20-F, and if they were, the information publicly available about the Company would be substantially reduced. Such a holder would retain a proportionate interest in the Company’s net book value and net earnings without any assured means of realizing it, and would have no appraisal or share-purchase right under Article 360-5 unless and until a second-step transaction is effected. See Section 8 of the Offer to Purchase.

Purchaser has no obligation to reduce the Minimum Tender Condition, and in deciding whether to do so may consider, as a matter of business judgment, its resulting ownership, the available second-step routes, funding, and timing and litigation risk, including the matters described in this paragraph. Purchaser does not intend to complete the Offer while leaving a substantial stranded unaffiliated minority, and the Majority-of-the-Minority Condition is not waivable.

•	Tax. The receipt of cash generally will be a taxable transaction for U.S. and Korean tax purposes; Korean withholding may apply. See Section 6 – “Material Korean Tax Considerations.”

7. Plans for the Company after the Offer

Following the Offer and the second-step transaction, Purchaser intends to operate the Company as a wholly-owned subsidiary. Except as described herein, Purchaser has no current plans or proposals that relate to an extraordinary corporate transaction (such as a merger of the Company with Purchaser), a sale of material assets, a change in the board or management beyond ordinary course, a change in dividend policy other than as appropriate for a wholly-owned subsidiary, or a change in the Company’s charter/bylaws, although Purchaser reserves the right to evaluate post-closing intra-group reorganizations.

8. Interests of Certain Persons in the Offer; Conflicts of Interest

Purchaser is the controlling shareholder of the Company and has interests in the Offer that differ from those of the unaffiliated holders. Purchaser and the Company are also parties to continuing arrangements in the ordinary course — game licence and development arrangements and three loans made by Purchaser to the Company in an aggregate principal amount of KRW 50 billion bearing interest at 4.6% per annum and maturing, as extended by a supplemental amendment agreement dated May 18, 2026, on May 27, 2028 — which are described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025. Those arrangements will continue following the Offer, and Purchaser’s economic interest in them is unaffected by the price paid to unaffiliated holders.

Holders of ADSs should be aware that certain of the Company’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of holders of ADSs generally. See the section of the Schedule 14D-9 titled “Arrangements with Executive Officers and Directors of the Company” for a discussion of all material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions. From and after the Acceptance Time Purchaser will cause the Company’s existing director and officer indemnification and expense-advancement obligations to be maintained on terms no less advantageous to the beneficiaries than those in effect on the date of the Transaction Agreement.

The members of the Special Committee receive customary committee fees that are not contingent on completion of the Offer.

9. Financing of the Offer

The aggregate cash consideration to acquire all ADSs not owned by Purchaser is estimated at approximately US$265.4 million (16,329,620 ADSs at US$16.25 per ADS), plus fees and expenses. Purchaser will fund the consideration from (i) cash, cash equivalents and short-term financial instruments held by Purchaser of approximately KRW 100 billion (approximately US$74.5 million at an assumed exchange rate of KRW 1,342 = US$1.00 as of November 10, 2026) and (ii) borrowings of up to KRW 300,000,000,000 (equivalent to approximately US$223.5 million at an assumed exchange rate of KRW 1,342 = US$1.00) under a bridge loan facility agreement among Purchaser, as borrower, the banks and financial institutions named in Schedule I thereto, as lenders, and Korea Investment & Securities Co., Ltd., as mandated lead arranger, facility agent and security agent, filed as Exhibit (b)(1). The material terms of that facility, the security granted for it and the arrangements for its repayment are summarized in Part I Item 7 of the Schedule TO/13E-3 and in Section 11 of the Offer to Purchase. The Offer is not subject to any financing condition; for clarity, that means the Offer is not conditioned on Purchaser obtaining financing, and does not mean that the Offer is unfinanced. The facility is not required to be drawn in full, and Purchaser expects to draw under it only the amount required after application of those amounts.

10. Fees and Expenses

The following is an itemized estimate of the fees and expenses to be incurred by Purchaser in connection with the Offer and the second-step transaction: United States legal fees US$2,500,000 (exclusive of expenses); Korean legal fees US$100,000; Korean statutory valuation fee (Samdo Accounting Corporation) US$45,000; SEC filing fee US$23,086; dealer manager and information agent fees US$503,000; tender agent and paying agent fees US$50,000; printing and mailing costs US$60,000; financing fees US$1,118,000; and ADS cancellation fees payable to the depositary US$816,000, in each case exclusive of value added tax where applicable. These amounts are estimates as of the date of Offer to Purchase and are subject to change. In addition, subject to the terms and conditions of the Transaction Agreement, Purchaser has agreed to reimburse DDI for 50% of reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by DDI or its subsidiaries in connection with the Transaction Agreement, transactions contemplated by the Transaction Agreement, including the Offer and the Post-Offer Transaction and costs and expenses incurred by the Special Committee.The Company has not paid and will not be responsible for paying any of these amounts.

11. Accounting Treatment; Material Tax Consequences

Certain Financial Projections

DDI does not, as a matter of course, publicly disclose long-term projections. In connection with the Special Committee’s evaluation and Kroll’s analyses, DDI management prepared certain non-public financial projections for fiscal years ending December 31, 2026- December 31, 2030 (revenue, EBITDA and unlevered free cash flow). A summary of the material projections, with underlying assumptions and cautionary language (projections are not guarantees and are subject to risks), will be disclosed in this Special Factors section and was furnished to Kroll for its analyses. For more information regarding the financial projections prepared by DDI management for the fiscal years ending December 31, 2026- December 31, 2030, please see the section of the Schedule 14D-9 captioned “Discounted Cash Flow Analysis” under Item 2. Identity and Background of Filing Person of the Schedule 14D-9.

Provisions for Unaffiliated Security Holders

Except as described in this Special Factors section — including the non-waivable Majority-of-the-Minority Condition, the independent and empowered Special Committee and its independent legal and financial advisors, and the appraisal / dissent rights described in Section 15 — no Filing Person has made any provision to grant unaffiliated security holders access to the corporate files of DDI or any Filing Person, or to obtain counsel or appraisal services at the expense of DDI or any Filing Person.

12. The Second-Step Transaction; Appraisal / Dissenters’ Rights

If the Offer is completed, Purchaser will acquire any Common Shares not tendered, at an amount per ADS equal to the Final Offer Price (US$16.25 per ADS, equivalent to US$325.00 per Common Share) or such higher amount as may be required by applicable law or finally determined by a court, by a second-step transaction under the KCA: (i) if Purchaser holds at least the Small-Scale Threshold (the level at which the cash consideration payable by Purchaser for the remaining Common Shares in the share exchange would not exceed 5% of Purchaser’s net assets on its latest balance sheet under Article 360-10, which is currently estimated to be met if Purchaser acquires approximately 97% of the Company’s outstanding capital stock), a small-scale share exchange (Article 360-10) on the Purchaser side combined with a simplified share exchange (Article 360-9) on the Company side; (ii) if Purchaser, together with its subsidiaries, holds at least 95% but Purchaser holds below the Small-Scale Threshold, a squeeze-out by a controlling shareholder holding 95% or more together with its subsidiaries under Article 360-24 (court price-determination in the absence of any agreed-upon price); or (iii) if the Minimum Tender Condition is reduced but not waived (to not below the 90% Waiver Floor) and Purchaser holds at least 90% but less than 95%, a simplified share exchange (Article 360-9) on the Company side combined with a general comprehensive share exchange (Articles 360-2 and 360-3) on the Purchaser side (requiring a Purchaser shareholders’ special resolution and giving rise to Purchaser dissenting-shareholder appraisal rights). No merger of Purchaser and the Company is contemplated.

Objective determination; limited reduction; 90% Waiver Floor. Whether the Minimum Tender Condition is satisfied is determined objectively from the Tender Agent Certificate as of the Expiration Time. If Purchaser would hold at least 95%, the condition is satisfied. The Minimum Tender Condition may not be waived; however, if Purchaser reasonably determines that the condition is not reasonably expected to be satisfied as of the scheduled Expiration Time, Purchaser may, after consulting in good-faith with the Special Committee and obtaining the prior written consent of DDI (given by the DDI Board following the recommendation of the Special Committee), which consent shall not be unreasonably withheld, conditioned or delayed, and prior to that Expiration Time, reduce the condition to a percentage not lower than the Waiver Floor, or decline to do so. Purchaser may not reduce the condition below the Waiver Floor. The majority-of-the-minority condition is non-waivable. If the Minimum Tender Condition (as it may have been reduced) is not satisfied (or Purchaser would hold less than the Waiver Floor), or any other non-waivable condition fails, Purchaser will accept no ADSs for payment, the Offer will terminate, and all tendered ADSs will be returned promptly at no cost (Rule 14e-1(c)). A second-step comprehensive share exchange (Article 360-9, 360-2 or 360-3) may trigger dissenting shareholders’ appraisal / share-repurchase rights under KCA Articles 360-5 and 374-2; Purchaser may consider that exposure, as a matter of business judgment, in deciding whether to reduce the Minimum Tender Condition, together with its resulting ownership, the available second-step routes, funding and timing/litigation risk. That decision is not an offer condition or a formula, and there is no appraisal-forecast methodology or appraisal-exposure cap condition. Any reduction will be publicly announced, reflected in amendments to the Schedule TO and Schedule 13E-3 (and any required amendment to the Company’s Schedule 14D-9) and an Offer to Purchase supplement, and accompanied by any extension (Rule 14e-1). Separately, after all Offer conditions have been satisfied or validly waived and Purchaser has accepted for payment all ADSs validly tendered in the initial offering period, Purchaser may elect to provide a subsequent offering period of not less than three and not more than 20 U.S. business days in accordance with Rule 14d-11, during which withdrawal rights do not apply and Purchaser will immediately accept for payment and promptly pay for ADSs as they are tendered at the same Final Offer Price. A subsequent offering period is not available unless all conditions have been satisfied or validly waived, and cannot be used in place of satisfying or reducing the Minimum Tender Condition. Once Purchaser has accepted ADSs for payment following any reduction, it will complete the purchase and pursue the second-step transaction in good faith and will not unwind the completed purchase on the ground that actual appraisal / share-repurchase demands proved larger than expected.

Appraisal / dissenters’ rights. ADS holders do not have appraisal rights in the Offer itself. In a second-step share exchange, holders of Common Shares who deliver written notice of dissent within 2 weeks after the notice of a simplified share exchange by the Company may, within 20 days after such 2-weeks period, demand that the Company purchase their shares (KCA Article 360-5); because the Common Shares are not listed on a Korean exchange, the price is determined under the general rule of KCA Article 374-2 (negotiation, then court determination of fair value). The depositary has confirmed that it will not exercise appraisal or share-purchase (dissent) rights on behalf of ADS holders; accordingly, an ADS holder wishing to exercise such rights must, sufficiently in advance, cancel its ADSs, withdraw the underlying Common Shares and become a registered holder on the Company’s shareholder register on or prior to the applicable record date (or such other date as required under the KCA), and then exercise such rights directly, and should consult the depositary and its advisors regarding procedures and timing. A KCA Article 360-24 squeeze-out is a statutory purchase by the controlling shareholder (with a court price-determination mechanism in the absence of any agreed-upon price) rather than a resolution triggering Article 360-5 appraisal.

13. Cross-Reference to Schedule TO / Schedule 13E-3 Items

Schedule 13E-3 Item	Covered by this Special Factors Section
Item 7 (Purposes, Alternatives, Reasons, Effects)	Sections 2, 3 and 6

Item 8 (Fairness)	Section 4 (and procedural safeguards); adopts Section 5

Item 9 (Reports, Opinions, Appraisals)	Section 5 (Kroll), opinion filed as Exhibit (c)(1); Annex A to the Schedule 14D-9; Section 5A (Samdo, Korean statutory valuation report), English translation filed as Exhibit (c)(4)

Item 5 / 6 (Past contacts; Purposes/Plans)	Sections 1, 7 and 8

Item 10 (Source and amount of funds)	Section 9

Item 11 (Interest in securities)	Section 8 and the Schedule TO cover

Item 13 (Financial statements)	Company Form 20-F (FY2025/2024/2023) incorporated by reference

Item 14 (Persons retained)	Sections 5, 9 and 10

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer, DoubleU Games will accept for payment and pay for all ADSs of DDI validly tendered and not validly withdrawn prior to the Expiration Time. The Offer will remain open for at least 20 U.S. business days. If, as of the Expiration Time, any condition to the Offer has not been satisfied or waived, DoubleU Games may, after consultation in good faith with the Special Committee and the DDI Board, but is not required to, extend the Offer for one or more additional periods. DoubleU Games must extend the Offer to the extent required by applicable law or the rules and regulations of the SEC or Nasdaq, or as necessary to resolve any comments of the SEC staff on the Offer documents, the Schedule 13E-3 or the Schedule 14D-9; following any reduction of the Minimum Tender Condition or waiver of the Company Recommendation condition, for the period required by applicable law and SEC staff guidance; following any change in the Offer Price or in the percentage of ADSs sought, for at least ten U.S. business days from the date notice of such change is disseminated to holders; and, if the DDI Board has given DoubleU Games notice of an intended change to the Company Recommendation and the then-scheduled Expiration Time would occur before the end of the five U.S. business day period following that notice, to a date not earlier than two U.S. business days after that period ends. No extension may continue beyond the earlier of the termination of the Transaction Agreement and the End Date (5:00 p.m., New York City time, on March 10, 2027). DoubleU Games will announce any extension by press release no later than 9:00 a.m., New York City time, on the next U.S. business day after the previously scheduled Expiration Time. If all conditions to the Offer have been satisfied or, where permitted, waived, DoubleU Games may elect to provide a subsequent offering period of not less than three and not more than 20 U.S. business days in accordance with Rule 14d-11. If it does so, DoubleU Games will immediately accept for payment, and promptly pay for, all ADSs validly tendered and not validly withdrawn during the initial offering period, will announce the results of the Offer, including the approximate number and percentage of ADSs tendered, no later than 9:00 a.m., New York City time, on the next U.S. business day after the Expiration Time, and will immediately begin the subsequent offering period, during which it will immediately accept and promptly pay for ADSs as they are tendered, at the same Offer Price. No withdrawal rights will apply to ADSs tendered during any subsequent offering period. A subsequent offering period is not an extension of the initial offering period and will not be used in lieu of satisfying (or reducing, as described in Section 13) the Minimum Tender Condition. See Section 13 — “Conditions of the Offer” for a description of the conditions. DDI has provided DoubleU Games with the register of holders of ADSs maintained by Citibank, N.A., as depositary for the ADSs, and with security position listings for the purpose of disseminating the Offer to holders of ADSs. This Offer to Purchase and the related Letter of Transmittal will be mailed to registered holders of ADSs whose names appear on that register and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on that register or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of ADSs.

The Offer is not conditioned on financing. The Offer is conditioned on the satisfaction of the Minimum Tender Condition, the non-waivable Majority-of-the-Minority Condition and other customary conditions described in Section 13 — “Conditions of the Offer.”

2. Acceptance for Payment and Payment for ADSs.

DoubleU Games will accept for payment ADSs validly tendered and not withdrawn only if, as of the Expiration Time, all conditions described in more detail in Section 13 — “Conditions of the Offer” have been satisfied or, where permitted, waived — including that the Minimum Tender Condition has been satisfied (as it may have been validly reduced to a percentage not below the Waiver Floor). Payment will be made after acceptance through the Tender Agent. If the Offer is terminated without acceptance, tendered ADSs will be returned. Payment for ADSs accepted for payment pursuant to the Offer will be distributed, less the amount of any withholding taxes that may be applicable to such holders.

Payment for ADSs tendered by book-entry transfer through DTC will be made to DTC, which will further allocate the applicable payment to the account of the DTC participants that tendered the ADSs on behalf of customers. For ADSs tendered to the Tender Agent by means of American Depositary Receipts (“ADRs”) evidencing ADSs with a completed and signed Letter of Transmittal or by means of a completed and signed Letter of Transmittal for ADSs in uncertificated form held on the books of the Depositary, the Tender Agent will issue a check for the applicable payment.

Payment shall be made by the Tender Agent only to the person specified on the Letter of Transmittal as the seller of the tendered ADSs, and any of said persons shall be treated both by Purchaser and by the Tender Agent as the sole owner and seller of the tendered ADSs. The Tender Agent will act as agent for tendering holders of ADSs for the purpose of receiving payments from Purchaser and transmitting payments to such tendering holders whose ADSs have been accepted for payment.

Under no circumstances will interest be paid on the payment for the tendered ADSs whether or not the Expiration Time is extended. Upon the deposit of funds with the Tender Agent for the purpose of making payments to tendering holders whose ADSs were accepted in the Offer, Purchaser’s obligation to make the payment shall be satisfied, and tendering holders whose ADSs were accepted in the Offer must thereafter look solely to the Tender Agent for payment of amounts owed to them by reason of the acceptance for payment of ADSs pursuant to the Offer.

3. Procedures for Tendering ADSs.

Holders of ADSs (whether holding ADRs directly, or ADSs in book-entry form through DTC or a broker/nominee) must follow the procedures in this Section and the Letter of Transmittal, including delivery of the ADRs (or book-entry confirmation), a properly completed Letter of Transmittal (or agent’s message), and any required documents, including tax forms, prior to the Expiration Time. There are no guaranteed-delivery procedures: ADSs will be treated as validly tendered only if the Tender Agent has received the ADRs (or a book-entry confirmation) together with a properly completed Letter of Transmittal (or an agent’s message) and all other required documents prior to the Expiration Time. The Offer is an offer to purchase ADSs only. Common Shares are not being sought and may not be tendered, including Common Shares withdrawn from the ADS facility during the Offer; no facility has been established for the tender of Common Shares in Korea or elsewhere. A holder that surrenders its ADSs and withdraws the underlying Common Shares will therefore no longer be able to participate in the Offer, although it will receive the same consideration in the second-step transaction if that transaction is completed. See Section 12 — “Second-Step Transaction; Consideration” and Schedule II — “Appraisal / Dissenters’ Rights Under the Korean Commercial Act.”

4. Withdrawal Rights.

ADSs tendered may be withdrawn at any time prior to the Expiration Time pursuant to Rule 14d-7 and, if not yet accepted for payment, at any time after January 9, 2027 (60 days after commencement of the Offer) pursuant to Section 14(d)(5) of the Exchange Act. To be effective, a notice of withdrawal must be timely received and comply with this Section 4.

5. Material U.S. Federal Income Tax Considerations for U.S. Holders.

The following is a general summary of material U.S. federal income tax considerations to U.S. Holders (as defined below) whose ADSs are tendered and accepted for payment pursuant to the Offer or the second-step transaction. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax considerations (including tax consequences) different from those described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below.

This summary applies only to U.S. Holders who hold their ADSs as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, it does not describe all of the tax considerations that may be relevant taking into account a U.S. Holder’s particular circumstances, including state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, special tax accounting rules under Section 451(b) of the Code, the potential application of the Medicare contribution tax on net investment income, the base erosion and anti-abuse tax under Section 59A of the Code, and tax considerations applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	certain former citizens or long-term residents of the United States;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or government organizations;

•	a tax qualified retirement plan or other tax deferred account;

•	persons holding ADSs through entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes;

•	regulated investment companies or real estate investment trusts;

•	persons who acquired ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that are resident or ordinarily resident in a jurisdiction outside the United States;

•	persons holding ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

•	persons who own (directly, constructively or through attribution) 10% or more (by vote or value) of the Company’s outstanding Common Shares or ADSs.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of disposing ADSs in connection with the Offer and the second-step transaction.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs and is:

(i)	an individual who is a citizen or resident of the United States;

(ii)

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

(iii)	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)

a trust that (1) is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. persons control all substantial decisions or (2) has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

ALL HOLDERS OF ADSS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF TENDERING THEIR ADSS IN THE OFFER OR EXCHANGING SUCH SECURITIES FOR CASH IN CONNECTION WITH THE SECOND-STEP TRANSACTION TAKING INTO ACCOUNT THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER LAWS.

Consequences to U.S. Holders of ADSs of the Offer and the second-step transaction. The receipt of cash, pursuant to either the Offer or the second-step transaction, will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder who so exchanges ADSs for cash generally will recognize gain or loss in an amount equal to the difference between (i) the amount realized and (ii) such U.S. Holder’s adjusted tax basis in the ADSs exchanged therefor. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, such gain or loss will be capital gain or loss and will be long-term if such U.S. Holder has held such ADSs for more than one year. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations.

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or a PFIC, for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income (such as interest income); or

•	at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

Gross income for this purpose generally includes all sales revenue less the cost of goods sold, plus income from investments and from incidental or outside operations or sources. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions, and gains from assets that produce passive income. Cash is generally treated as an asset that produces passive income. For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (i) held a proportionate share of the assets of such other corporation and (ii) received directly a proportionate share of the income of such other corporation.

As indicated in the Company’s annual report in Form 20-F for the year ended December 31, 2025, the Company has not made a determination as to its PFIC status for the current or preceding taxable year. The determination of whether the Company is a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances require subjective determination and, as a result, any such determination is subject to varying interpretation. The remainder of this discussion addresses certain U.S. federal income tax consequences that may apply to a U.S. Holder if the Company is a PFIC for its current taxable year or was a PFIC for any other taxable year with respect to which such U.S. Holder owns the ADSs.

If the Company is classified as a PFIC in the current taxable year or was classified as a PFIC for any other year with respect to which a U.S. Holder owns the ADSs, U.S. Holders will be subject to special tax rules with respect to any gain such U.S. Holder recognizes from the Offer or the second-step transaction, unless (i) such U.S. Holder makes a “qualified electing fund” election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which the Company was a PFIC or (ii) the ADSs constitute “marketable” securities, and such U.S. Holder makes a mark- to-market election as discussed below. Under these special tax rules:

•	the gain will be allocated ratably over a U.S. Holder’s holding period for the ADSs;

•	the amount allocated to the taxable year of disposition, and any taxable year prior to the first taxable year in which the Company became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years during which the Company was a PFIC prior to the taxable year in which a disposition of ADSs occurs pursuant to the Offer or the second-step transaction cannot be offset by any net operating losses for such taxable years, and gains (but not losses) realized on the disposition of the ADSs pursuant to the Offer or the second-step transaction cannot be treated as capital, even if a U.S. Holder holds the ADSs as capital assets.

Certain elections exist such as a QEF Election or a mark-to-market election that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of a disposition of ADSs pursuant to the Offer or the second-step transaction.

If a U.S. Holder makes an effective QEF Election with respect to a PFIC, it will be taxed currently on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC, even if no distributions were received. Any distributions the Company makes out of its earnings and profits that were previously included in such a U.S. Holder’s income under the QEF Election would not be taxable to such U.S. Holder. Such U.S. Holder’s tax basis in its ADSs would be increased by an amount equal to any income included under the QEF Election and decreased by any amount distributed on the ADSs that is not included in its income. On the disposition of the ADSs in connection with the Offer or the second-step transaction, a U.S. Holder that has a QEF Election in effect would generally recognize capital gain or loss in an amount equal to the difference between the amount realized and its adjusted tax basis in the ADSs. Once made, a QEF Election remains in effect unless invalidated or terminated by the IRS or revoked by the shareholder. A QEF Election can be revoked only with the consent of the IRS. A U.S. Holder may only make a QEF Election with respect to its ADSs if the Company provides a PFIC Annual Information Statement in accordance with applicable U.S. Treasury Regulations. There can be no assurance that the Company will provide PFIC Annual Information Statements to U.S. Holders. U.S. Holders should therefore assume that a QEF Election will not be available with respect to their ADSs.

Alternatively, U.S. Holders may be permitted to make a mark-to-market election with respect to the ADSs, provided that the ADSs are “marketable.” ADSs will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Nasdaq is a qualified exchange for these purposes.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ADSs over the fair market value of the ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gain from the disposition of the ADSs in connection with the Offer or the second-step transaction will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ADSs will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS, unless the ADSs cease to be marketable.

U.S. Holders should consult their tax advisors to determine whether the mark-to-market election would be available or advisable and, if so, the effects thereof to such U.S. Holder in connection with the Offer and the second-step transaction.

If the Company is a PFIC for the year in which the disposition of ADSs pursuant to the Offer or the second-step transaction occurs or has been a PFIC during any prior year in which a U.S. Holder held ADSs, a U.S.

Holder generally would be required to file IRS Form 8621 and report certain information relating to the disposition of ADSs pursuant to the Offer or the second-step transaction thereon.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE APPLICABLE CONSEQUENCES OF DISPOSING OF YOUR ADSS IN CONNECTION WITH THE OFFER OR THE SECOND- STEP TRANSACTION IF THE COMPANY IS A PFIC FOR THE YEAR IN WHICH THE DISPOSITION OF ADSS PURSUANT TO THE OFFER OR SECOND-STEP TRANSACTION OCCURS OR HAS BEEN A PFIC DURING ANY PRIOR YEAR IN WHICH YOU HELD ADSS.

Information Reporting and Backup Withholding. Payments of sales proceeds pursuant to the Offer or the second-step transaction may be subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

If you are a U.S. Holder of ADSs, you should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Tender Agent, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Tender Agent.

If backup withholding applies with respect to a holder, a portion (currently, 24%) of any payment made to such holder is required to be withheld and paid over to the IRS. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6. Material Korean Tax Considerations.

The following is a summary of certain material Korean tax consequences of the Offer and the second-step transaction to tendering holders. It is based on laws in effect on the date of this Offer to Purchase and does not address all tax consequences that may be relevant to a particular holder in light of its circumstances. Holders should consult their own tax advisors.

Korean tax — sale of ADSs. Capital gains realized by a holder that is a non-resident of Korea from a transfer of ADSs outside Korea generally are exempt from Korean income taxation so long as the ADSs are deemed to have been issued overseas. This exemption does not apply where a holder that held Common Shares prior to the issuance of the ADSs holds the newly-issued ADSs representing those Common Shares. Where the exemption does not apply, Korean income tax is withheld at the lower of 11% of the gross proceeds or 22% of the net gain (each including local income tax), subject to relief under an applicable income tax treaty. Depositary receipts listed on a foreign securities exchange similar to a Korean exchange, such as the Nasdaq Stock Market, are not subject to Korean securities transaction tax. A transfer of Common Shares generally may be subject to Korean securities transaction tax at the then-applicable rate (currently 0.35% of the transfer price), subject to applicable exceptions.

Korean tax — certification; withholding if not provided. Under the procedures expected to be established for the Offer, a tendering holder may establish that Korean income tax withholding does not apply to a sale of ADSs by certifying that the ADSs tendered were not acquired by depositing Common Shares with the depositary, as described in the Letter of Transmittal and in the Tax Certification and Withholding Instructions. For book-entry tenders through DTC’s Automated Tender Offer Program (ATOP), this certification is expected to be made through the Agent’s Message, and the tendering DTC participant would confirm that it has reviewed and has in its possession a trade confirmation or account statement evidencing that the ADSs tendered were not so acquired.

If neither that certification and supporting documentation nor applicable Korean-residency or treaty-relief documentation is timely provided, the payment may be subject to Korean income tax withholding at 11% of the aggregate Offer Price paid to that holder under the procedures expected to be established for the Offer, notwithstanding that the amount determined by reference to 22% of the net gain might be less. For this purpose, Korean income tax would be calculated on the Korean Won equivalent of the aggregate Offer Price paid to that holder, converted using the basic exchange rate published by Seoul Money Brokerage Services, Ltd. (or such other exchange rate required under applicable Korean tax law) for the date of payment of the Offer Price.

Korean tax — refund claims. If Korean income tax is withheld from the Offer Price paid to a holder, that holder may elect to complete the documentation necessary to claim a refund from the Korean tax authorities. Subject to applicable Korean law and the terms of the Tender Agent’s engagement, DoubleU Games expects to provide, and to cause the Tender Agent to provide, reasonable cooperation to allow that holder to obtain a refund. The holder will be solely responsible for preparing the documentation in the manner required by the Korean tax authorities, and all costs and expenses associated with a refund claim, including any incurred by DoubleU Games or the Tender Agent in connection with it, will be borne by the holder making the claim.

Korean tax — foreign tax credits. Any Korean income tax withheld from the Offer Price paid to a U.S. holder may not qualify for a U.S. foreign tax credit. U.S. holders who are subject to Korean income tax withholding should consult their own tax advisors regarding the availability of, and the limitations on the use of, U.S. foreign tax credits resulting from participation in the Offer.

Korean tax — fiscally transparent entities. If any entity that is treated as fiscally transparent for tax purposes under the laws of the jurisdiction of residence (for example, a partnership that is treated as fiscally transparent for U.S. federal income tax purposes, with its income taxed at the partner level) holds ADSs, such entity may also be treated as fiscally transparent for Korean income tax purposes, in which case the applicable Korean taxes generally will be imposed on the beneficial owners of the relevant income, as determined for Korean tax purposes, rather than on the entity itself. Whether such an entity is treated as fiscally transparent for Korean tax purposes is determined under Korean law and not by reference to its treatment in the jurisdiction of residence. Such beneficial owners should consult their own tax advisors regarding the consequences to them of the entity’s participation in the Offer, including the specific requirements for establishing that Korean income tax withholding does not apply or for claiming an exemption under an applicable income tax treaty.

Korean tax — treaty relief. A non-Korean resident holder that is unable to provide the acquisition-history certification described above, but that qualifies for an exemption under an applicable income tax treaty with Korea, may instead establish that position by delivering to the Tender Agent an Application for Tax Exemption/Non-taxation on the form then prescribed under the Enforcement Regulation of the Korean Income Tax Law, together with the required supporting documentation. A U.S. holder claiming treaty benefits generally must obtain an IRS Form 6166 certification of U.S. tax residency by filing IRS Form 8802. The Internal Revenue Service recommends that Form 8802 be filed at least 45 days before Form 6166 is needed, and there may not be sufficient time before the Expiration Time to obtain it. Entitlement to treaty benefits depends on the holder’s eligibility under the treaty and proper identification of the holder to the Korean tax authorities.

Korean tax — holders resident in Korea. A holder that is a resident individual or a domestic corporation of Korea generally is not subject to Korean income tax withholding by DoubleU Games under the non-resident withholding rules in connection with the sale of ADSs and instead reports and pays Korean tax on any gain on its own account. A domestic corporation generally includes the gain in its taxable income for the relevant fiscal year, and a resident individual generally is subject to capital gains tax on the disposition; the applicable rate depends on the holder’s circumstances and the characterization of the ADSs under Korean law. A Korean resident holder may establish its status by timely delivering the Korean-residency documentation specified in the Tax Certification and Withholding Instructions and need not make the acquisition-history certification if it instead timely provides that residency documentation. If neither form of documentation is timely provided, the payment may be subject to withholding at 11% of the aggregate Offer Price under the procedures expected to be established for the Offer.

Korean tax — second-step transaction. The Korean tax consequences of the second-step transaction described in Section 12— “Second-Step Transaction; Consideration” may differ depending on whether the transaction is treated for Korean tax purposes as a disposition of ADSs or of the underlying Common Shares. If the transaction is treated as a disposition of ADSs, the Korean tax consequences generally will be as described above under “Korean tax — sale of ADSs” and the related paragraphs of this Section 6. If the transaction is treated as a disposition of Common Shares, Korean income tax withholding and Korean securities transaction tax, including potential compliance obligations of the transferee, may apply. The applicable treatment depends on the structure and characterization of the second-step transaction and may be addressed further in the documents relating to that transaction. Holders should consult their own tax advisors.

7. Price Range of the ADSs; Dividends.

The ADSs are listed on the Nasdaq Global Select Market under the symbol “DDI.” The following table sets forth the high and low sales prices per ADS for the periods indicated. Share prices are as reported on Nasdaq based on published financial sources.

	HIGH	LOW
Year Ended December 31, 2024
First Quarter	$15.96	$7.16
Second Quarter	14.40	8.56
Third Quarter	16.75	10.36
Fourth Quarter	18.21	9.52
Year Ended December 31, 2025
First Quarter	$11.41	$9.06
Second Quarter	11.25	8.09
Third Quarter	10.30	9.11
Fourth Quarter	9.51	8.10
Year Ended December 31, 2026
First Quarter	$9.35	$8.29
Second Quarter	12.35	8.49
Third Quarter	13.40	11.20
Fourth Quarter (through November, 2026)	15.78	13.08

On November 6, 2026 (the last trading day before public announcement of the execution of the Transaction Agreement), the closing price of the ADSs on Nasdaq was US$13.58 per ADS. The Offer Price represents a premium of approximately 19.66% over such closing price.

According to DDI’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC, DDI historically has not declared or paid any cash dividends on the ADSs and it did not intend to pay any dividends in the foreseeable future. Under the Transaction Agreement, DDI is not permitted to declare, set aside or pay any dividends with respect to the ADSs without the prior written consent of Purchaser or except as required by applicable law or dividends by or among any of its subsidiaries.

8. Effect of the Offer on the Market for the ADSs; Nasdaq Delisting; Registration and Reporting under the Exchange Act; Margin Regulations.

Market for the ADSs. The purchase of ADSs pursuant to the Offer will reduce the number of ADSs that might otherwise trade publicly and the number of holders of ADSs, which could adversely affect the liquidity and market value of the remaining publicly held ADSs. DoubleU Games cannot predict whether that reduction would have an adverse or beneficial effect on the market price or marketability of the ADSs, or whether future market prices would be greater or less than the Offer Price.

Nasdaq delisting. If the Offer is completed, DoubleU Games intends to cause the ADSs to be delisted from the Nasdaq Global Select Market following completion of the second-step transaction. Under the Transaction Agreement, prior to completion of the second-step transaction, DoubleU Games may not cause, request, propose or vote in favor of (and will cause its affiliates and any director of DDI nominated by DoubleU Games not to cause, request, propose or vote in favor of) the delisting of the ADSs from Nasdaq, the termination of the deposit agreement or the deregistration of the ADSs or Common Shares under the Exchange Act, in each case without the prior written consent of DDI, acting through the DDI Board (following the recommendation of, or consultation with, the Special Committee) (other than any delisting required by Nasdaq that is not the result of any action of DoubleU Games or its affiliates). If the Offer is not completed — because the Minimum Tender Condition (as it may have been reduced to a percentage not below the Waiver Floor) is not satisfied, or because any other condition is not satisfied or waived — DoubleU Games will accept no ADSs for payment, all tendered ADSs will be returned at no cost to the tendering holders (or, in the case of ADSs delivered by book-entry transfer, by transfer of such ADSs to the account maintained at DTC from which the ADSs were tendered), the ADSs will remain listed on Nasdaq and DDI will remain subject to its reporting obligations under the Exchange Act, and none of the consequences described in this Section will arise. If the second-step transaction is completed, each outstanding ADS will come to evidence solely the right to receive a cash payment, and Nasdaq will apply to the SEC on Form 25 to withdraw the ADSs from listing and from registration under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(a); such an application becomes effective not less than 10 days after it is filed, and the right of dissenting shareholders to receive the appraised or fair value of their holdings does not prevent its application. If the Offer is completed but the second-step transaction is not completed, DDI may nevertheless seek to delist the ADSs voluntarily under Rule 12d2-2(c) (subject, prior to completion of the second-step transaction, to the DDI consent described above), which requires action by the DDI Board, compliance with Nasdaq’s rules and public notice of the intended delisting; in addition, depending on the number of publicly held ADSs and the number of holders remaining after the Offer, the ADSs may in any event cease to meet Nasdaq’s requirements for continued listing.

Registration and reporting under the Exchange Act. The ADSs and the Common Shares are registered under Section 12(b) of the Exchange Act; no class of DDI’s securities is registered under Section 12(g) of the Exchange Act. DoubleU Games intends to cause DDI to seek to terminate DDI’s registration and reporting obligations under the Exchange Act as promptly as practicable after the ADSs are delisted, to the extent then permitted. The filing of a Form 25 withdraws the ADSs from listing on Nasdaq and from registration under Section 12(b) of the Exchange Act, but does not by itself terminate DDI’s obligation to register under Section 12(g) of the Exchange Act or its reporting obligations under Section 15(d) of the Exchange Act; whether and when those obligations may be terminated or suspended depends on the number of holders of record and other conditions at the relevant time.

If DDI’s registration and reporting obligations are terminated or suspended, the information required to be furnished by DDI to holders and to the SEC would be substantially reduced, because DDI would no longer be required to furnish annual reports on Form 20-F or reports on Form 6-K, and certain provisions of the Exchange Act, including the requirements of Rule 13e-3 of the Exchange Act with respect to going-private transactions, would no longer apply to DDI. Affiliates of DDI and persons holding restricted securities of DDI may also be deprived of the ability to dispose of those securities under Rule 144 under the Securities Act of 1933.

Margin regulations. The ADSs are presently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the ADSs. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of ADSs pursuant to the Offer the ADSs might no longer constitute “margin securities” and could no longer be used as collateral for loans made by brokers.

9. Certain Information Concerning DDI.

DDI is a Korean foreign private issuer that files Annual Reports on Form 20-F. Selected financial information and book value per share will be summarized and incorporated by reference to the audited consolidated financial statements of DDI as of and for the fiscal years ended December 31, 2025, 2024 and 2023 included in DDI’s Annual Reports on Form 20-F filed with the SEC and DDI’s unaudited condensed consolidated financial statements as at and for the six months ended June 30, 2024, June 30, 2025 and June 30, 20206 included in DDI’s Form 6-Ks filed with the SEC. Address: 13F, GFC, 152 Teheran-ro, Gangnam-gu, Seoul 06236, Korea.

10. Certain Information Concerning DoubleU Games.

DoubleU Games (KRX: 192080) is a Korean joint stock company headquartered at 16F, GFC, 152 Teheran-ro, Gangnam-gu, Seoul 06236, and has been DDI’s controlling shareholder since 2017. Directors and executive officers are listed on Schedule I to this Offer to Purchase.

11. Source and Amount of Funds.

The Offer is not conditioned on financing. DoubleU Games estimates that approximately US$265.4 million (16,329,620 ADSs at US$16.25 per ADS), plus fees and expenses, will be required to purchase all ADSs sought and to fund the second-step transaction. DoubleU Games intends to fund its purchase of the ADSs and Common Shares using (i) cash, cash equivalents and short-term financial instruments held by DoubleU Games of approximately KRW 100 billion (approximately US$74.5 million at an assumed exchange rate of KRW 1,342 = US$1.00 as of November 10, 2026) and (ii) borrowings of up to KRW 300,000,000,000 (equivalent to approximately US$223.5 million at that assumed rate) under the bridge loan facility described below. The facility is not required to be drawn in full, and DoubleU Games expects to draw under it only the amount required after application of the amounts described in clause (i). The Korean won amount of the facility is fixed while the Offer Price is payable in U.S. dollars, and accordingly the amount required to be drawn under the facility will increase if the Korean won depreciates against the U.S. dollar before payment. See Section 13 — “Conditions of the Offer.” Under the Transaction Agreement, DoubleU Games has agreed to use its reasonable best efforts to obtain the debt financing under the facility agreement on or before the Acceptance Time (and, as to amounts payable in the second-step transaction, when those amounts become due), and may not, without the prior written consent of DDI (given by the DDI Board following the recommendation of, or consultation with, the Special Committee), take or omit to take any action under the facility, including agreeing to any amendment, modification, cancellation, termination or waiver of the facility, that would reduce the financing below the amount required to complete the Transactions, impose new or additional conditions to the financing, otherwise reasonably be expected to prevent, materially delay or materially impair the Offer or the second-step transaction, or adversely affect DoubleU Games’ ability to enforce its rights against the lenders. If any portion of the debt financing becomes unavailable on the contemplated terms, DoubleU Games must promptly notify DDI and use its reasonable best efforts to obtain alternative financing, from the same or other sources, in an amount sufficient to complete the Transactions. DDI is entitled under the Transaction Agreement to specific performance, including to cause DoubleU Games to draw down the debt financing.

Borrowed funds (Item 1007(d)). DoubleU Games, as borrower, has entered into a facility agreement dated November 9, 2026 with the banks and financial institutions named in Schedule I thereto, as lenders, and Korea Investment & Securities Co., Ltd., as mandated lead arranger, facility agent and security agent, providing for a Korean won-denominated bridge loan facility of up to KRW 300,000,000,000. The facility is available for a single drawdown during an availability period ending on the earlier of six months after the signing date and the date on which the facility is fully drawn or cancelled, and the proceeds must be applied towards the consideration for the ADSs acquired in the Offer, related acquisition costs, and interest, fees, costs and expenses relating to the facility. Drawdown is subject to customary conditions precedent, including the absence of a material adverse effect (which, as defined in the facility agreement, includes certain changes in financial, banking or capital market conditions), the accuracy of specified representations and the absence of a default. DoubleU Games has no alternative financing arrangements or plans in the event the facility is not available, other than its obligation under the Transaction Agreement to use its reasonable best efforts to obtain alternative financing, as described above. Interest accrues at a rate per annum equal to a base rate — the average mark-to-market base yield for nine-month Korean won non-guaranteed AAA-rated bank bonds published by the Korea Financial Investment Association — plus a margin of 2.40%, subject to a floor of 5.30% per annum, calculated on the basis of the actual number of days elapsed and a 365-day year and payable in arrears (in a single payment on the maturity date, the facility having a single interest period running from the drawdown date to the maturity date); unpaid sums bear additional default interest of 3.00% per annum. The base rate is the arithmetic mean, rounded to two decimal places, of the average yields of five private bond rating companies as published on each of the three consecutive Seoul business days ending on the interest determination date, and accordingly the effective rate is not fixed until that date. The floor applies, and the effective rate is 5.30% per annum, whenever the base rate so determined is less than 2.90%. The stated and effective interest rate as of November 10, 2026 is that base rate plus 2.40% per annum: the base rate most recently determined as of that date (being the arithmetic mean of the average yields published on November 5, 6 and 9, 2026) was 3.96% per annum, and the effective rate would accordingly have been approximately 6.36% per annum. No amount has been drawn under the facility and the base rate is redetermined on the interest determination date, so the rate actually applicable will differ. The stated rates do not give effect to the arrangement and other fees payable under the fee letter. The entire principal amount, together with accrued interest and all other outstanding amounts, is repayable in a single instalment on the maturity date, being nine months after the drawdown date, and no amount repaid may be reborrowed. Arrangement and other fees are payable in the amounts and at the times separately agreed in a fee letter. The facility is secured as described below. The financial covenants include a loan-to-value ratio, measured against the market value of the pledged shares and the balance of the pledged cash deposit account, which must not exceed 70% on each testing date and which ceases to apply from the first testing date after the ADSs are delisted from Nasdaq or after no ADSs remain outstanding; a breach may be cured within twenty business days by prepayment, by deposit into the pledged repayment account, out of the proceeds of an issuance of DoubleU Games’ capital stock or of a subordinated shareholder loan, or by the provision of additional security. DoubleU Games must also maintain Consolidated Net Cash of at least KRW 300 billion, tested quarterly, and a minimum balance of KRW 50 billion in the pledged cash deposit account, and it is an event of default if DoubleU Games ceases to own more than 67.05% of the voting shares of DDI or ceases to be the largest shareholder of DDI.

Collateral (Item 1005(e)). As security for the facility referred to above, DoubleU Games has granted, or will grant, a kun-pledge (a pledge under Korean law (geun-jil-gwon) that secures, up to a pre-agreed maximum secured amount, all obligations owing from time to time under the facility documents, the amount of which is not fixed until the secured obligations are determined (for example, upon enforcement or termination of the facility), rather than a single fixed debt) in favor of the lenders and the security agent over (i) the 1,661,191 Common Shares of DDI owned by DoubleU Games and any additional Common Shares of DDI acquired by it after the signing date, (ii) the Korean share custody account to which those Common Shares are credited, and (iii) the cash deposit account and the repayment account of DoubleU Games. Until an event of default occurs under the pledge documents, DoubleU Games remains entitled to exercise, in its sole discretion, all voting and other rights attaching to the pledged Common Shares and to receive dividends and other distributions in respect of them, subject to its covenant not to vote or deal with them in a manner that adversely affects the pledge or causes an event of default; on and after an event of default, the security agent may in its discretion exercise, or cause to be exercised, those rights in respect of the pledged Common Shares. DoubleU Games has undertaken to request promptly the cancellation of the ADSs acquired in the Offer and to convert them into Common Shares within five Seoul business days after the date of settlement of each acquisition, with any ADSs that do not represent a whole number of Common Shares being carried forward and aggregated with ADSs subsequently acquired.

The facility agreement requires DoubleU Games to prepay the loan, by depositing the relevant amount into a pledged repayment account, upon its receipt of: (i) proceeds from a disposal of all or any part of the Common Shares or of other assets provided as security for the facility; (ii) Upstream Proceeds, being any amount paid by DDI to DoubleU Games by way of dividend, capital reduction, redemption or acquisition of treasury shares, or under any other arrangement having a similar effect in connection with DDI’s capital stock, or by way of repayment of shareholder credit (whether advanced by way of loan or by subscription for bonds) advanced by DoubleU Games to DDI; (iii) proceeds from an issuance of new capital stock of DoubleU Games, or from the borrowing of a subordinated shareholder loan, in each case after the drawdown date; (iv) proceeds of a debt issuance by DoubleU Games; and (v) recoveries from claims against sellers or other parties under the acquisition documents. Other than those mandatory prepayment provisions, DoubleU Games has not made any specific plans or arrangements to repay or refinance the facility at or before maturity. The facility agreement and the pledge documents are filed as Exhibits (b)(1) and (d)(2) to the Schedule TO/13E-3. Terms shown in brackets remain subject to the executed documents.

12. Second-Step Transaction; Consideration.

If the Offer is completed, DoubleU Games will acquire the remaining Common Shares at an amount per ADS equal to the Final Offer Price or such higher amount as may be required by applicable law or finally determined by a court of competent jurisdiction, through the route selected by DoubleU Games, after good faith consultation with the Special Committee, from among the structures then legally available under the KCA, which is expected to be: (i) at or above the Small-Scale Threshold (the level at which the cash consideration payable by DoubleU Games for the remaining Common Shares in the share exchange would not exceed 5% of DoubleU Games’ net assets on its latest balance sheet under KCA Article 360-10, which is currently estimated to be met if DoubleU Games acquires approximately 97% of DDI’s outstanding capital stock, subject to final statutory calculation), a small-scale share exchange (Article 360-10) on the DoubleU Games side combined with a simplified share exchange (Article 360-9) on the DDI side (DDI Board-approved; no DoubleU Games shareholders’ meeting or DoubleU Games appraisal right); (ii) at 95% but below the Small-Scale Threshold, a squeeze-out by a controlling shareholder holding 95% or more together with its subsidiaries under Article 360-24 (court price-determination in the absence of any agreed-upon price; no DoubleU Games shareholders’ meeting or DoubleU Games appraisal right); or (iii) if the Minimum Tender Condition has been reduced to not below the 90% Waiver Floor and DoubleU Games holds 90% to less than 95%, a simplified share exchange (Article 360-9) on the DDI side combined with a general comprehensive share exchange (Articles 360-2 and 360-3) on the DoubleU Games side, requiring a DoubleU Games shareholders’ special resolution and giving rise to DoubleU Games dissenting-shareholder appraisal rights. A small-scale share exchange is subject to separate statutory public notice, notice and opposition procedures and cannot be used if the statutory opposition threshold is met, in which case the parties will implement a squeeze-out under Article 360-24 if then available or, otherwise, a general comprehensive share exchange as described in clause (iii). The amount actually receivable by an ADS holder in the second-step transaction will not, after deduction of ADS cancellation fees and other depositary charges, be less than the Final Offer Price per ADS, and any such fees and charges will be borne by DoubleU Games. The obligation to pursue and complete the second-step transaction is governed by the covenants (including reasonable best efforts and specific performance) of the Transaction Agreement, and not by Rule 14e-1(c) of the Exchange Act. From and after the Acceptance Time, the Transaction Agreement may not be terminated, and diminished economics, appraisal risk or procedural delay will not permit termination; if a selected route becomes legally unavailable or otherwise cannot be completed, the parties will implement an alternative lawful route.

13. Conditions of the Offer.

Notwithstanding any other provision of the Offer, DoubleU Games will not be required to accept for payment or pay for any ADSs, and may terminate the Offer, if, as of the Expiration Time, any of the following conditions has not been satisfied (or, where permitted, waived):

•

Minimum Tender Condition. Immediately following the acceptance for payment of all ADSs validly tendered and not validly withdrawn pursuant to the Offer, DoubleU Games would own at least 95% of the total issued and outstanding Common Shares, calculated on the basis specified in Annex B to the Transaction Agreement. Because twenty (20) ADSs represent one (1) Common Share, and DoubleU Games owns 1,661,191 of the 2,477,672 Common Shares issued and outstanding as of the date of this Offer to Purchase, this condition corresponds to the valid tender, and non-withdrawal, of 13,851,960 ADSs, being approximately 84.8% of the 16,329,620 ADSs subject to the Offer. If DoubleU Games reasonably determines that this condition is not reasonably expected to be satisfied as of the then-scheduled Expiration Time, DoubleU Games may, with the prior written consent of DDI and at any time prior to the then-scheduled Expiration Time, reduce (but not waive) it to a percentage not lower than 90% of the total issued and outstanding Common Shares (the “Waiver Floor”), corresponding to 11,374,280 ADSs, being approximately 69.7% of the ADSs subject to the Offer. DoubleU Games has no obligation to reduce the percentage and, before doing so, must consult the Special Committee in good faith and obtain the prior written consent of DDI (given by the DDI Board following the recommendation of the Special Committee), which consent shall not be unreasonably withheld, conditioned or delayed. DoubleU Games may not reduce this condition below the Waiver Floor, and the condition may not be waived by any party.

•

Majority-of-the-Minority Condition (non-waivable). More than 50% of the ADSs held by Unaffiliated Holders (the “Unaffiliated ADSs”) have been validly tendered in the Offer and not validly withdrawn prior to the Expiration Time, calculated on the basis specified in Annex B to the Transaction Agreement; ADSs held by any Excluded Person are excluded both from the number of ADSs required to be tendered and from the number of ADSs counted as tendered. The number of ADSs required is the smallest whole number that exceeds one-half of the Unaffiliated ADSs. On the basis of the 16,329,620 ADSs outstanding as of the date of this Offer to Purchase, of which 500 ADSs (representing 25 Common Shares) are held by an Excluded Person, and are excluded, that number is 8,164,561 ADSs. “Excluded Person” means (i) DoubleU Games, (ii) any person that controls, is controlled by, or is under common control with, DoubleU Games, including any controlling shareholder of DoubleU Games, and (iii) any director or officer of DoubleU Games or of DDI. “Unaffiliated Holders” means holders of Common Shares (including Common Shares represented by ADSs) other than the Excluded Persons. This condition is non-waivable and may not be amended or modified.

•	Determination of the Conditions. The satisfaction of each condition will be determined as of the Expiration Time (as it may be extended), on the following basis:

•

Tendered ADSs. ADSs are counted as validly tendered only if, prior to the Expiration Time, the Tender Agent has received the ADSs (or a book-entry confirmation of their transfer into the Tender Agent’s account at DTC) together with a properly completed Letter of Transmittal (or an agent’s message) and all other required documents. There are no guaranteed-delivery procedures, and no ADSs will be counted on the basis of an undertaking to deliver them after the Expiration Time. ADSs properly withdrawn and not validly re-tendered before the Expiration Time are not counted.

•

Conversion. Each ADS represents one-twentieth (1/20) of one Common Share. Tendered ADSs are converted into Common Shares at that ratio for the purposes of each condition, and any resulting fraction of a Common Share is disregarded.

•

Outstanding Common Shares. The number of Common Shares issued and outstanding immediately prior to the Expiration Time will be determined on the basis specified in Annex B to the Transaction Agreement. As of the date of this Offer to Purchase, DDI has 2,477,672 Common Shares issued and outstanding, holds no treasury shares, and has no options, restricted share units, convertible securities, warrants or other rights to acquire Common Shares outstanding; accordingly, no adjustment for dilutive securities is made.

•

Holdings of Excluded Persons. The number of Common Shares (including Common Shares represented by ADSs) held by Excluded Persons immediately prior to the Expiration Time will be as certified by DoubleU Games as to DoubleU Games, its affiliates and its directors and officers, and, as to the directors and officers of DDI, by DDI.

•	ADSs cancelled during the Offer. A holder that surrenders ADSs to the Depositary and withdraws the underlying Common Shares during the Offer will hold Common Shares directly. Common Shares so withdrawn may not be tendered, because the Offer is an offer to purchase ADSs only; they remain issued and outstanding and are included in the denominator of the Minimum Tender Condition. Because the Majority-of-the-Minority Condition is measured in ADSs, Common Shares so withdrawn are not included in the denominator of that condition. See Section 3 — “Procedures for Tendering ADSs” and Schedule II — “Appraisal / Dissenters’ Rights Under the Korean Commercial Act.”

•

No discretion. Each determination will be made on the basis of the Tender Agent Certificate and the other information described above, and not in the discretion of DoubleU Games. DoubleU Games will cause the Tender Agent to inform DDI of its determination with respect to the satisfaction of the Minimum Tender Condition and to take into account any reasonable comment of DDI in respect thereof.

•

Counting period. Withdrawal rights will remain available until the Expiration Time. The satisfaction of the Minimum Tender Condition and the Majority-of-the-Minority Condition will be determined promptly after the Expiration Time on the basis of the Tender Agent Certificate, as described above, and ADSs will not be accepted for payment until that determination has been made.

•

Reduction and Extension Mechanics. Whether the Minimum Tender Condition is met is determined objectively. DoubleU Games may, after reasonably determining that the Minimum Tender Condition is not reasonably expected to be satisfied, consulting in good faith with the Special Committee and obtaining the prior written consent of DDI as described above, and prior to the then-scheduled Expiration Time, reduce (but not waive) the Minimum Tender Condition to a percentage not below the Waiver Floor, or decline to do so. DoubleU Games may not reduce the Minimum Tender Condition below the Waiver Floor and may not waive the Majority-of-the-Minority Condition or the Termination Condition. Any reduction will be publicly announced, will be reflected in amendments to the Schedule TO and the Schedule 13E-3 and in a supplement to this Offer to Purchase, and the Offer will be extended for the period required by applicable law and SEC staff guidance (which, as a general matter, the SEC staff has indicated is at least five U.S. business days after the reduction is first disclosed, and which may be longer depending on the significance of the change). If the Minimum Tender Condition is not met, or DoubleU Games and its affiliates would hold less than 90% of the Common Shares, no ADSs will be purchased and all tendered ADSs will be returned. The other conditions to the Offer are for the sole benefit of DoubleU Games and may be asserted or waived by it in whole or in part at any time prior to the Expiration Time, other than the Minimum Tender Condition (which may only be reduced as described above and may not be waived) and the Majority-of-the-Minority Condition and the Termination Condition, which may not be waived, amended or modified. There is no appraisal-forecast, estimated-appraisal-amount or appraisal-exposure-cap condition, and none is a condition to the Offer.

•

Company Recommendation. The recommendation of the DDI Board that the Unaffiliated Holders accept the Offer and tender their ADSs (the “Company Recommendation”) has been made and has not been withdrawn or adversely modified. Under the Transaction Agreement this condition may be waived by DoubleU Games in its sole discretion.

•

Accuracy of Representations; No Material Breach. (A) The representations and warranties of DDI regarding organization and subsidiaries, power and authorization, binding obligation and capitalization are true and correct in all material respects, and (B) all other representations and warranties of DDI in the Transaction Agreement are true and correct except where the failure to be true and correct would not have or reasonably be expected to have a Material Adverse Effect, in each case without giving effect to materiality or Material Adverse Effect qualifications therein and as of the Expiration Time as though made on and as of the Expiration Time (other than representations and warranties made as of a specific date, which shall be true and correct as of such date); and there is no uncured material breach of the Transaction Agreement.

•

No Material Adverse Effect. No Material Adverse Effect on DDI has occurred. For this purpose, a Material Adverse Effect is any event, change, occurrence or effect that, individually or in the aggregate, has a material adverse effect on the business, assets, liabilities, financial condition or results of operations of DDI and its subsidiaries, taken as a whole, excluding (a) changes in general economic, political, regulatory, legislative or geopolitical conditions, (b) changes in financial, credit, capital or securities markets, including inflation, interest rates, currency exchange rates (including KRW/USD), tariffs, trade wars, any suspension of trading in securities generally on Nasdaq or KRX, any change in the market price or trading volume of the ADSs or any change in the credit ratings or ratings outlook of DDI or any of its subsidiaries, (c) changes generally affecting the industries in which DDI operates, (d) changes in Applicable Law or in accounting principles or the interpretation or enforcement thereof, (e) the announcement, pendency or consummation of the transactions contemplated by the Transaction Agreement or compliance with the Transaction Agreement, (f) any escalation of hostilities or war, act of war, armed hostilities, terrorism, including cyberterrorism or cyber attack, sabotage, civil unrest, riots, protests or labor disruptions, (g) any earthquakes, hurricanes, tsunamis, tornadoes, volcanoes, floods, mudslides, wildfires, fire, power outages or other natural disasters, severe weather events or other force majeure events, (h) any epidemic, pandemic, plague or other outbreak of infectious disease, including any resulting quarantine restrictions, or any escalation or worsening of any of the foregoing, or any action taken or promulgated by any Governmental Authority in response to any of the foregoing, (i) any failure to meet internal or published projections or forecasts, (j) any event, change, occurrence or effect that results from any action taken or omitted to be taken at the express request of DoubleU Games or with DoubleU Games’ written consent, (k) any breach by DoubleU Games of its obligations under the Transaction Agreement, and (l) any Action arising out of or relating to the Transaction Agreement or the transactions contemplated thereby, including any Action brought by any holder of Common Shares or ADSs alleging breach of fiduciary duty or inadequate disclosure; provided that the matters described in clauses (a), (b), (c), (d), (f), (g) and (h) are taken into account only to the extent of the incremental disproportionate adverse effect on DDI and its subsidiaries, taken as a whole, relative to other participants in the industries in which DDI operates.

•	No Legal Restraint. No legal restraint enjoining the Offer or the second-step transaction is in effect.

•

Termination Prior to the Acceptance Time. The Transaction Agreement has not been terminated in accordance with its terms (the “Termination Condition”). The Termination Condition may not be waived by any party.

•

No financing condition. The Offer is not subject to any financing condition; DoubleU Games has, and will maintain, binding committed financing that, together with cash on hand, is sufficient to pay for all ADSs sought and to fund the second-step transaction. There is no appraisal-forecast or appraisal-exposure condition.

•

Effect if a condition fails. If the Minimum Tender Condition (as it may have been reduced to a percentage not below the Waiver Floor) is not satisfied at the Expiration Time, or if the Majority-of-the-Minority Condition or any other condition is not satisfied and, where waiver is permitted, has not been validly waived at or before the Expiration Time, DoubleU Games will not accept for payment or pay for any ADSs, and the Offer will be extended to the extent required by applicable law and the Transaction Agreement or terminated, in which case all tendered ADSs will be returned promptly at no cost to the tendering holders; DoubleU Games will acquire no ADSs. This determination is made before, and not after, acceptance for payment. If DoubleU Games reduces or waives a condition in a manner constituting a material change, it will publicly announce the change and extend the Offer as required by Rule 14d-4(d) and Rule 14e-1.

14. Certain Legal Matters; Regulatory Approvals.

Except as described in this Section 14 and elsewhere in this Offer to Purchase, and except for the filing of the Schedule TO and Schedule 13E-3 with the SEC, the dissemination of this Offer to Purchase and the related materials to holders of ADSs, and the notices and filings described below, DoubleU Games is not aware of any material license or permit that would be materially adversely affected by, or any approval or other action by any United States or Korean governmental or regulatory authority that would be required for, DoubleU Games’ acquisition or ownership of the ADSs pursuant to the Offer. Should any such approval or action be required, DoubleU Games currently expects to seek or take it in the ordinary course and does not anticipate that it would prevent or materially delay consummation of the Offer or the second-step transaction. Except as set forth in Section 13— “Conditions of the Offer,” the Offer is not conditioned on the receipt of any antitrust or other regulatory approval.

Korea — Foreign Exchange Notification or Reporting. Acquisition of the ADSs from holders who are non-residents of Korea and cross-border payment of the consideration to such holders are, in principle, subject to report or notification under the Korean Foreign Exchange Transactions Act to the Bank of Korea. DoubleU Games intends to acquire the ADSs through a Korean licensed broker, in which case no securities acquisition report to the Bank of Korea is required under the Korean Foreign Exchange Transactions Act. The acquisition of Common Shares in the second-step transaction is expected to require a report to the Bank of Korea.

Korea — Business Combination Report. Because DoubleU Games is already the largest shareholder of the Company holding more than 20% of the total issued shares of the Company, the Offer and the second-step transaction do not constitute a new business combination requiring a report to the Korea Fair Trade Commission under the Monopoly Regulation and Fair Trade Act.

Korea — Capital Markets Act. The Common Shares are not listed on any securities market in Korea (only the ADSs are listed, on Nasdaq) and the Offer is being conducted under the U.S. federal securities laws. Accordingly, the tender offer rules under the Financial Investment Services and Capital Markets Act do not apply to the Offer.

Korea — Exchange Disclosure. As a company listed on the KOSPI Market of the Korea Exchange, DoubleU Games will make such disclosures regarding the Offer and the second-step transaction as are required under the disclosure rules of the Korea Exchange and the Financial Services Commission (DART).

Second-Step Statutory Procedures. The corporate approvals and procedures for the second-step transaction under the Korean Commercial Act are described in Section 12 — “Second-Step Transaction; Consideration.”

Certain Litigation. As of the date of this Offer to Purchase, DoubleU Games is not aware of any pending or threatened legal proceeding challenging the Offer or the second-step transaction.

Going-Private Rule. The Offer and the second-step transaction constitute a “going-private” transaction subject to Rule 13e-3 under the Exchange Act. See “Special Factors” and the combined Schedule TO / Schedule 13E-3.

15. Appraisal / Dissenters’ Rights.

ADS holders have no appraisal rights in the Offer. In a second-step share exchange, holders of Common Shares who deliver written objection within two weeks after the notice of a simplified share exchange by the Company may, within 20 days after the expiration of such two-weeks period, exercise share-purchase (appraisal) rights under KCA Articles 360-5 and 374-2 (price by negotiation, then court determination; DDI Common Shares being unlisted in Korea, the Financial Investment Services and Capital Markets Act market-price formula does not apply). The following are confirmed: (i) Citibank, N.A., as depositary, will not exercise appraisal / share-purchase or price-determination rights on behalf of ADS holders; (ii) an ADS holder wishing to exercise such rights must, sufficiently in advance, cancel its ADSs, withdraw the underlying Common Shares and become a registered holder on DDI’s shareholder register as of the record date set by DDI for that purpose, and then exercise such rights directly; and (iii) ADSs sold in the Offer carry no residual appraisal / share-purchase rights. A KCA Article 360-24 statutory purchase has a separate price-determination mechanism and does not trigger Article 360-5 appraisal. In addition, if DoubleU Games, together with its subsidiaries, holds 95% or more of DDI’s total issued shares, a minority shareholder may demand that DoubleU Games purchase its Common Shares under KCA Article 360-25. See Section 12 — “Second-Step Transaction; Consideration.” A tender of ADSs in the Offer is a voluntary sale, which is why no appraisal or dissenters’ rights arise at that stage; the rights described above are the other rights available under applicable law to a holder that does not tender. Those rights and the procedures for exercising them, including the steps required of holders of ADSs, are described in Schedule II to this Offer to Purchase, which is filed as Exhibit (f)(1) to the Schedule TO/13E-3.

16. Fees and Expenses.

Georgeson LLC, 51 West 52nd Street, 6th Floor, New York, NY 10019, is acting as Information Agent for the Offer. Roth Capital Partners, LLC, 888 San Clemente Drive, Suite 400, Newport Beach, California 92660, is acting as Dealer Manager. Citibank, N.A. is acting as Tender Agent (including as paying agent) for the Offer and is also the depositary for the ADSs. DoubleU Games will pay the fees of the Dealer Manager, the Information Agent and the Tender Agent. An itemized estimate of the fees and expenses to be incurred by Purchaser is set forth in “Special Factors—Section 10. Fees and Expenses.” Except as described, no broker, dealer, bank or other person is being paid to solicit tenders.

17. Miscellaneous.

The Offer is being made to all holders of ADSs. DoubleU Games is not aware of any jurisdiction in which the making of the Offer or the acceptance of ADSs pursuant thereto would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If DoubleU Games becomes aware of any U.S. state in which the making of the Offer or the acceptance of ADSs pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, DoubleU Games will make a good faith effort to comply with any such law. If, after such good faith effort, DoubleU Games cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of ADSs in such state. No person is authorized to give information or to make any representation on behalf of DoubleU Games not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. DoubleU Games and DDI have filed with the SEC the combined Schedule TO / Schedule 13E-3, together with exhibits, and DDI has filed the Schedule 14D-9, in each case furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such documents and any amendments thereto may be obtained free of charge at the SEC’s website at www.sec.gov or from the Information Agent.

SCHEDULE I- DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

Set forth below is the name, position, present principal occupation or employment and material occupations, positions, offices or employment during the past five years, and citizenship of each director and executive officer of each of the Filing Persons, as required by Item 3 of Schedule 13E-3 (Item 1003 of Regulation M-A). Unless otherwise indicated below, the business telephone number of each such person is +82-2-501-7216 and each such person is a citizen of the Republic of Korea. The business address of each director and executive officer of the Company, other than Il Jin Park, Sung Uk Park and Whanlim Kim, is 6671 South Las Vegas Boulevard, Building D, Suite 210, Las Vegas, Nevada 89119, United States (telephone +1-702-761-6899). The business address of Il Jin Park is 101-302, 206, Seolleung-ro, Gangnam-gu, Seoul, Republic of Korea; of Sung Uk Park, Parnas Tower, 38th Floor, 521 Teheran-ro, Gangnam-gu, Seoul 06164, Republic of Korea; and of Whanlim Kim, 123, Teheran-ro, Gangnam-gu, Seoul 06133, Republic of Korea. The business address of each director and executive officer of Parent is 16F, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea.

During the past five years, none of the Filing Persons nor, to the knowledge of the Filing Persons, any of the persons listed in this Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of such laws.

A. DoubleDown Interactive Co., Ltd. (the Company)

DoubleDown Interactive Co., Ltd. is a stock corporation organized under the laws of the Republic of Korea. Its principal business is the development and publishing of social casino and casual games. Its principal executive office is located at 13F, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea; telephone +82-2-501-7216.

Directors and Executive Officers

Name	Position	Present Principal Occupation or Employment; Material Occupations During the Past Five Years	Citizenship
In Keuk Kim	Chief Executive Officer; Director	Chief Executive Officer of the Company and a member of its board of directors since November 2019. He has held no other material occupation, position, office or employment during the past five years.	Republic of Korea

Joseph A. Sigrist	Chief Financial Officer; Director	Chief Financial Officer of the Company and a member of its board of directors since November 2019, and Senior Vice-President and General Manager of DoubleDown Interactive LLC (the Company’s United States subsidiary) since April 2015. He has held no other material occupation, position, office or employment during the past five years.	United States

Haenam Kim	Chief Marketing Officer; Director	Chief Marketing Officer of the Company and a member of its board of directors since November 2019. She has held no other material occupation, position, office or employment during the past five years.	Republic of Korea

Ki Chul Kim	Chief Data Officer; Director	Chief Data Officer of the Company and a member of its board of directors since November 2019. He has held no other material occupation, position, office or employment during the past five years.	Republic of Korea

Il Jin Park	Independent Director	Korea Certified Public Accountant and Licensed Tax Accountant practising since 2023 as principal of his own independent accounting and real estate development consultancy (a sole practice, not conducted through a separate firm), at the address set out above. Independent director of the Company since March 2026. Previously with Kyungbok Accounting Corp. in 2022 and with Samil PwC (PwC Korea), Seoul, from 2006 to 2020.	Republic of Korea

Sung Uk Park	Independent Director	Foreign Attorney, Yulchon LLC (law firm), Seoul, since 2025. Independent director of the Company since March 2026. Previously Executive Vice President of SK On Co., Ltd. (battery manufacturer), Seoul, from 2022 to 2025; attorney at Hwawoo Law Firm, Seoul, from 2020 to 2022; and Foreign Attorney at Kim & Chang, Seoul, from 2012 to 2020.	Republic of Korea

Name	Position	Present Principal Occupation or Employment; Material Occupations During the Past Five Years	Citizenship
Whanlim Kim	Independent Director	Chief Executive Officer of A Driven, Inc. (advertising, public relations and related services), Seoul. Independent director of the Company since August 26, 2022. Previously Chief Operating Officer of WiderPlanet Inc., Seoul, from 2019 to 2022.	Republic of Korea

B. DoubleU Games Co., Ltd. (Parent)

DoubleU Games Co., Ltd. is a stock corporation organized under the laws of the Republic of Korea and listed on the KOSPI market of the Korea Exchange (KRX: 192080). Its principal business is the development and publishing of social casino games and related interactive entertainment products. Its principal business address is 16F, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea; telephone +82-2-501-7216.

Directors and Executive Officers

Name	Position	Present Principal Occupation or Employment; Material Occupations During the Past Five Years	Citizenship
Ga-Rham Kim	Board Director; Chief Executive Officer	Representative Director and Chief Executive Officer of DoubleU Games Co., Ltd. since May 2012. No other material occupation, position, office or employment has been held during the past five years.	Republic of Korea

Seol-Ji Choi	Board Director (Audit Committee)	Consultant, Unico Search Co., Ltd. (executive search firm), Seoul, Republic of Korea, since 2017. Independent director and Audit Committee member of DoubleU Games Co., Ltd. since March 2025.	Republic of Korea

Chul-Hyun Uhm	Board Director (Audit Committee)	Chief Executive Officer, Nanum Angels Impact Investment, Inc. (impact investment firm), Seoul, Republic of Korea, since 2019. Independent director and Audit Committee member of DoubleU Games Co., Ltd. since March 2021.	Republic of Korea

Jin-Hyung Kwon	Board Director (Audit Committee)	Co-Chief Executive Officer, KCA Partners Co., Ltd. (private equity firm), Seoul, Republic of Korea, since 2020. Independent director and Audit Committee member of DoubleU Games Co., Ltd. since March 2021.	Republic of Korea

Dong-Woo Kim	Executive Director	Executive Director (Head of Development), DoubleU Games Co., Ltd., since May 2020. No other material occupation, position, office or employment has been held during the past five years.	Republic of Korea

Name	Position	Present Principal Occupation or Employment; Material Occupations During the Past Five Years	Citizenship
Hyoung-Jin Kim	Executive Director	Executive Director (Head of Development), DoubleU Games Co., Ltd., since July 2012. No other material occupation, position, office or employment has been held during the past five years.	Republic of Korea

Jaeyoung Choi	Board Director; Chief Financial Officer	Chief Financial Officer of DoubleU Games Co., Ltd. since 2019. No other material occupation, position, office or employment has been held during the past five years.	Republic of Korea

SCHEDULE II — APPRAISAL / DISSENTERS’ RIGHTS UNDER THE KOREAN COMMERCIAL ACT

This Schedule is the statement of security holders’ appraisal / dissenters’ rights and the procedures for exercising them referred to in the response to Item 4 of the Schedule 13E-3 (Item 1004(d) of Regulation M-A), and is filed as Exhibit (f)(1) to the Schedule TO/13E-3.

A. No appraisal or dissenters’ rights in the Offer. A tender of ADSs pursuant to the Offer is a voluntary sale by the tendering holder. Holders of ADSs are not entitled to appraisal or dissenters’ rights, or to any comparable right of objection, in connection with the Offer itself, and ADSs accepted for payment in the Offer carry no residual appraisal or share-purchase rights.

B. Other rights available to holders who do not tender. A holder who does not tender its ADSs in the Offer will remain a holder at the time of the second-step transaction described in Section 12— “Second-Step Transaction; Consideration” and may, depending on the structure of that transaction and subject to the procedures described below, have the rights described in Parts C and D of this Schedule. The second-step transaction will occur only if the Offer is completed. If the Offer is not completed, no second-step transaction will be effected, and none of the rights described in Parts C and D will arise.

C. Share-purchase (appraisal) rights on a simplified share exchange — Articles 360-5(2) and 374-2(2) to (5) of the Korean Commercial Act. If the second-step transaction is effected as a simplified share exchange, DDI must, within two weeks after the date on which the share exchange agreement is prepared, give public notice or notify its shareholders that the share exchange will be effected without the approval of a shareholders’ meeting. A holder of Common Shares who, within two weeks after the date of that public notice or notification, notifies DDI in writing of its objection to the share exchange may, within 20 days after the expiry of that two-week period, demand in writing — stating the class and number of shares — that DDI purchase the shares it holds. DDI must purchase those shares within two months after the end of the demand period. The purchase price is determined by agreement between the shareholder and DDI; if no agreement is reached within 30 days after the end of the demand period, either DDI or the demanding shareholder may petition the court to determine the price, and the court determines a fair price taking into account DDI’s financial condition and other circumstances. Because the Common Shares are not listed on a Korean exchange, the market-price formula under the Financial Investment Services and Capital Markets Act does not apply.

D. Controlling shareholder’s demand for sale of shares — Article 360-24 of the Korean Commercial Act. A shareholder holding, for its own account (and together with its subsidiaries), at least 95% of DDI’s total issued and outstanding shares may, where necessary to achieve a business purpose, demand that the remaining shareholders sell the shares they hold. The demand requires the prior approval of a shareholders’ meeting of DDI, and the notice convening that meeting must state the controlling shareholder’s shareholding in DDI, the purpose of the demand, the basis for and the appropriateness of the purchase price as assessed by a certified appraiser, and the guarantee of payment of the purchase price. The controlling shareholder must, at least one month before the date of the demand, give public notice and separately notify the shareholders and pledgees entered in DDI’s shareholder register that a minority shareholder must deliver its share certificates against receipt of the purchase price, and that if it does not do so the share certificates become void on the date the purchase price is received or is deposited by the controlling shareholder. A minority shareholder that receives the demand must sell its shares to the controlling shareholder within two months after receiving it. The purchase price is determined by agreement between the minority shareholder and the controlling shareholder; if no agreement is reached within 30 days after the demand is received, either of them may petition the court to determine the price, and the court determines a fair price taking into account DDI’s financial condition and other circumstances. A demand under Article 360-24 does not give rise to a right of objection or to a share-purchase demand under Article 360-5.

E. Steps required of holders of ADSs. All Common Shares not owned by DoubleU Games are represented by ADSs, and Citibank, N.A., as depositary (or its custodian or nominee), is the holder of record of the underlying Common Shares. The public notices and notifications described in Parts C and D are given to, and the rights described in those Parts are exercisable by, holders of record of Common Shares. Citibank, N.A. will not deliver an objection, make a share-purchase demand, respond to a demand for sale, or petition a court for a determination of price on behalf of any holder of ADSs. A holder of ADSs that wishes to be in a position to exercise any of those rights must, before the applicable period expires: (i) surrender its ADSs to the depositary for cancellation and pay any applicable fees, charges and taxes; (ii) withdraw the underlying Common Shares; (iii) become a holder of record of those Common Shares on DDI’s shareholder register; and (iv) thereafter exercise the relevant right directly and in its own name. Those steps are governed by the deposit agreement and by Korean securities account and share registration requirements, and are carried out by the depositary, its custodian, the Korea Securities Depository and DDI’s transfer agent rather than by DoubleU Games or DDI. A holder that wishes to take them should consult the depositary and its own broker as to the applicable procedures, fees and account requirements. Neither DoubleU Games nor DDI gives any assurance as to the time required to complete them. A holder that takes those steps will hold Common Shares directly and will no longer be able to tender in the Offer, which is an offer to purchase ADSs only.

The periods described in Parts C and D run from the date of DDI’s public notice or notification, or from the date on which the demand for sale is received, in each case at the second step and after the Offer has been completed; the specific dates will be stated in that public notice, notification or demand and are not determinable as of the date of this Offer to Purchase. A holder of ADSs that wishes to preserve the ability to exercise those rights should begin the cancellation and withdrawal process as early as possible and should consult its own legal, tax and financial advisers. Neither DoubleU Games nor DDI gives any assurance that a holder that begins that process after the relevant public notice, notification or demand is given will be able to complete the necessary steps within the applicable period.

No action is required, and no deadline applies, in order to receive the consideration payable in the second-step transaction. If that transaction is effected as a comprehensive share exchange, all Common Shares not owned by DoubleU Games are transferred to DoubleU Games by operation of law on the share exchange date, whether those shares are held directly or through the depositary. If it is effected as a demand for sale under Article 360-24, those shares are transferred upon payment or deposit of the purchase price. In each case a holder becomes entitled to the consideration described in Section 12— “Second-Step Transaction; Consideration” without taking any action within any period. Cancelling ADSs and withdrawing the underlying Common Shares does not enable a holder to avoid the second-step transaction; it affects only the holder’s ability to exercise the rights described in Parts C and D in its own name.

F. Text of the applicable provisions of the Korean Commercial Act. The following is an English translation of Articles 360-5, 360-9, 360-24 and 374-2 of the Korean Commercial Act. The translation is provided for convenience only; the Korean original governs. The summaries in Parts C and D do not purport to be complete and are qualified in their entirety by reference to the full text of those provisions.

Article 360-5 (Appraisal Rights of Dissenting Shareholders). (1) A shareholder who dissents from a resolution of the board of directors on a matter subject to approval under Article 360-3(1) (including a shareholder without voting rights or whose voting rights are restricted; hereinafter the same applies in this Article) and who has notified the company in writing, before the shareholders’ meeting, of its intention to dissent from the resolution may, within 20 days from the date of the resolution of that meeting, demand in writing, stating the class and number of shares, that the company purchase the shares it holds. (2) A shareholder who has notified the company in writing, within two weeks from the date of the public notice or notification under Article 360-9(2), of its intention to dissent from the share exchange may, within 20 days from the date on which that period expires, demand in writing, stating the class and number of shares, that the company purchase the shares it holds. (3) Article 374-2(2) through (5) applies mutatis mutandis to a demand for purchase under paragraphs (1) and (2).

Article 360-9 (Simplified Comprehensive Share Exchange). (1) Where all the shareholders of the company that is to become a wholly owned subsidiary consent, or where the company that is to become the wholly owning parent company holds at least 90 per cent of the total number of issued and outstanding shares of the company that is to become a wholly owned subsidiary, the approval of the shareholders’ meeting of the company that is to become a wholly owned subsidiary may be replaced by the approval of its board of directors. (2) In the case of paragraph (1), the company that is to become a wholly owned subsidiary shall, within two weeks from the date on which the share exchange agreement is prepared, give public notice, or notify its shareholders, to the effect that the share exchange will be effected without the approval of a shareholders’ meeting; provided that this does not apply where all the shareholders have consented.

Article 360-24 (Controlling Shareholder’s Right to Demand Sale of Shares). (1) A shareholder holding, for its own account, at least 95 per cent of the total number of issued and outstanding shares of a company (hereinafter in this Subsection referred to as the “controlling shareholder”) may, where necessary to achieve a business purpose of the company, demand that the other shareholders of the company (hereinafter in this Subsection referred to as the “minority shareholders”) sell the shares they hold. (2) In calculating the number of shares held under paragraph (1), the shares held by a parent company and a subsidiary shall be aggregated. In such case, the shares held by a company in which a shareholder that is not a company holds shares exceeding 50 per cent of the total number of issued and outstanding shares shall also be aggregated with the shares held by that shareholder. (3) A demand for sale under paragraph (1) requires the prior approval of a shareholders’ meeting. (4) The notice convening the shareholders’ meeting under paragraph (3) shall state the following matters, and the controlling shareholder making the demand for sale shall explain them at the shareholders’ meeting: 1. the controlling shareholder’s holdings of shares of the company; 2. the purpose of the demand for sale; 3. an assessment by a certified appraiser of the basis for computing, and the appropriateness of, the purchase price; 4. the guarantee of payment of the purchase price. (5) The controlling shareholder shall, by no later than one month before the date of the demand for sale, give public notice of the following matters and separately notify them to the shareholders and pledgees entered in the shareholder register: 1. that a minority shareholder shall deliver its share certificates to the controlling shareholder simultaneously with receipt of the purchase price; 2. that, if it fails to deliver them, the share certificates shall become void on the date on which the purchase price is received or on which the controlling shareholder deposits the purchase price. (6) A minority shareholder that has received a demand for sale under paragraph (1) shall sell its shares to the controlling shareholder within two months from the date of receipt of the demand. (7) In the case of paragraph (6), the purchase price shall be determined by agreement between the minority shareholder that received the demand for sale and the controlling shareholder that made it. (8) Where no agreement on the purchase price under paragraph (7) is reached within 30 days from the date of receipt of the demand for sale under paragraph (1), the minority shareholder that received the demand or the controlling shareholder that made it may petition the court to determine the purchase price. (9) Where the court determines the purchase price of shares under paragraph (8), it shall compute a fair price taking into consideration the financial condition of the company and other circumstances.

Article 374-2 (Appraisal Rights of Dissenting Shareholders). (1) A shareholder who dissents from a matter resolved under Article 374 (including a shareholder without voting rights or whose voting rights are restricted;

hereinafter the same applies in this Article) and who has notified the company in writing, before the shareholders’ meeting, of its intention to dissent from the resolution may, within 20 days from the date of the resolution of that meeting, demand in writing, stating the class and number of shares, that the company purchase the shares it holds. (2) Upon receipt of a demand under paragraph (1), the company shall purchase the shares within two months from the date on which the period for the demand for purchase under that paragraph (hereinafter in this Article referred to as the “demand period”) ends. (3) The purchase price of the shares under paragraph (2) shall be determined by agreement between the shareholder and the company. (4) Where no agreement under paragraph (3) is reached within 30 days from the date on which the demand period ends, the company or the shareholder that demanded the purchase of shares may petition the court to determine the purchase price. (5) Where the court determines the purchase price of shares under paragraph (4), it shall compute a fair price taking into consideration the financial condition of the company and other circumstances.